Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

SOO LINE CORPORATION,

BLACK BEAR ACQUISITION LLC,

RAILROAD ACQUISITION HOLDINGS LLC,

and

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE
GENERAL PARTNERSHIP

(solely in its capacity as the Seller Representative)

Dated as of November 19, 2019

-i-

-ii-

-iii-

Exhibits

Exhibit A	Form of Escrow Agreement
Exhibit B	Example Working Capital Calculation
Exhibit C	Form of Certificate of Merger
Exhibit D	Form of Letter of Transmittal
Exhibit E	Form of Member Release Agreement
Exhibit F	Form of Termination and Release Agreement
Exhibit G	Form of R&W Insurance Policy
Exhibit H	Form of Voting Trust
Exhibit I	Form of Hannibal Termination Agreement
Exhibit J	Term Sheet for Katahdin Transition Services Agreement
Exhibit K	Term Sheet for Derby Facility License
Exhibit L	Purchase Price Allocation

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of November 19, 2019, is by and among SOO LINE CORPORATION, a Minnesota corporation (“Parent”), BLACK BEAR ACQUISITION LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), RAILROAD ACQUISITION HOLDINGS LLC, a Delaware limited liability company (the “Company”) and FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP, a Delaware general partnership, solely in its capacity as the Seller Representative (as defined below) and only for the express purpose provided herein and no other purpose.

WHEREAS, the parties hereto intend that, upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub will merge with and into the Company after which the Company would be the surviving limited liability company and would become a wholly owned subsidiary of Parent (the “Merger”) in accordance with the Delaware Limited Liability Company Act (the “DLLCA”);

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) adopted and declared advisable this Agreement and the Transaction, including the Merger, (b) determined that the terms of this Agreement and the Transaction, including the Merger, are fair to and in the best interests of the Company and its members and (c) resolved to recommend that the members of the Company approve this Agreement and the Transaction, including the Merger;

WHEREAS, Parent, as the sole member and governing authority of Merger Sub, has (a) adopted and declared advisable this Agreement and the Transaction, including the Merger and (b) determined that the terms of this Agreement and the Transaction, including the Merger, are fair to and in the best interests of Merger Sub and its sole member;

WHEREAS, concurrently with the execution of this Agreement and as a condition to the willingness of the Company to enter into this Agreement, Canadian Pacific Railway Company (“Guarantor”) has entered into a guaranty (the “Guaranty”), pursuant to which the Guarantor is guaranteeing the obligations of Parent and Merger Sub under this Agreement;

WHEREAS, concurrently with the execution of this Agreement, members of the Company holding at least a majority of the Units (excluding Common Units that have not vested pursuant to the terms of any Common Unit Award Agreement) have executed a written consent approving this Agreement and the Transaction (the “Company Member Approval”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Transaction, including the Merger.

Accordingly, the parties hereby agree as follows:

ARTICLE I.

Definitions and Interpretation

SECTION 1.01. Definitions. For the purposes of this Agreement:

“280G Approval” has the meaning set forth in Section 7.16.

“Accelerated Award Unit Closing Consideration” means an amount equal to (a) the Closing Date Per Common Unit Merger Consideration multiplied by (b) the total number of Accelerated Award Units.

“Accelerated Award Unit Holder” means each employee of CMQR US that receives Common Units delivered immediately prior to the Effective Time pursuant to Section 3.03.

“Accelerated Award Units” means the Common Units delivered immediately prior to the Effective Time pursuant to Section 3.03.

“Accelerated Common Unit Award Agreements” means the agreements set forth in Section 1.01-A of the Company Disclosure Letter.

“Accounting Principles” means GAAP applied in a manner consistent with the principles, practices, assumptions, policies, methodologies and judgments used by the Company in the preparation of the Company Financial Statements.

“Acquired Company Fraud” means that (a) a representation or warranty made by the Company in Article IV was false when made, (b) to the Knowledge of the Company, such representation or warranty was false when made, (c) at the time such representation or warranty was made, the Company had the intent to induce Parent and Merger Sub to consummate the Transaction based upon such false representation or warranty, and (d) Parent and Merger Sub acted in justifiable reliance on such false representation or warranty.

“Action” means any claim, suit, action, proceeding, litigation, administrative charge, investigation or arbitration.

“Adjustment Amount” means the net amount (which may be positive or negative) of all increases and decreases to the Closing Date Merger Consideration pursuant to Section 3.06(c).

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreements” means the Escrow Agreement, the Guaranty, and any other document, agreement, certificate or instrument entered into in connection with this Agreement and the Transaction.

“Announcement” has the meaning set forth in Section 7.04.

“Annual Financial Statements” has the meaning set forth in Section 4.08(a).

“Award Unit” means each restricted unit relating to Common Units granted pursuant to an Accelerated Common Unit Award Agreement.

“Benefit Plan” has the meaning set forth in Section 4.13.

“Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.

“Calculation Time” means 11:59 p.m. (Eastern time) on the Closing Date.

“Canada Insurance Indemnity” has the meaning set forth in Section 5.08.

“Casualty Loss” means the physical loss or physical damage to property or assets of the Company after the date hereof but prior to the Closing that is caused by a hurricane, storm, tropical depression, earthquake, flood, other natural disasters, acts of God, weather related events, fires, explosions, derailments or any other similar events.

“CERCLIS” means the Comprehensive Environmental Response, Compensation and Liability Information System.

“Certificate of Fitness” means CMQR Canada’s Certificate of Fitness No. 14001, as amended by 14001-1.

“Certificate of Merger” has the meaning set forth in Section 2.03.

“Claim” means any threatened or actual Action related to acts or omissions that are the subject of Section 7.06.

“Closing” has the meaning set forth in Section 2.02.

“Closing Date” has the meaning set forth in Section 2.02.

“Closing Date Cash and Cash Equivalents” means the aggregate fair market value (expressed in United States dollars) of the Company’s and the Company Subsidiaries’ cash and cash equivalents as defined by and determined in accordance with the Accounting Principles (including marketable securities, bank account deposits, undeposited funds, short term investments and checks and wires deposited but not yet cleared or available) and for the avoidance of doubt, net of any uncleared outstanding checks and wires as of the Calculation Time.

“Closing Date Indebtedness” means the aggregate Indebtedness of the Company and the Company Subsidiaries as of immediately prior to the consummation of the Closing.

“Closing Date Merger Consideration” means (a) the Purchase Price, plus (b) Estimated Cash and Cash Equivalents, plus (c) the amount, if any, by which the Estimated Working Capital exceeds the Target Working Capital, minus (d) the amount, if any, by which the Estimated Working Capital is less than the Target Working Capital, minus (e) the Estimated Closing Date Indebtedness, minus (f) the Estimated Unpaid Selling Expenses, minus (g) the Escrow Amount.

“Closing Date Per Common Unit Merger Consideration” means, with respect to each Common Unit (including, for the avoidance of doubt, the Accelerated Award Units), the amount that would be distributed with respect to such Common Unit if the Closing Date Merger Consideration was distributed in accordance with Section 5.02 of the Company Agreement.

“Closing Date Per Preferred Unit Merger Consideration” means, with respect to each Preferred Unit, the amount that would be distributed with respect to such Preferred Unit if the Closing Date Merger Consideration was distributed in accordance with Section 5.02 of the Company Agreement.

“Closing Statement” has the meaning set forth in Section 3.06(a).

“CMQR Canada” means Central Maine & Québec Railway Canada Inc., a Quebec corporation.

“CMQR US” means Central Maine & Quebec Railway US Inc., a Delaware corporation.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended, or any amending or superseding Tax laws of the United States of America.

“Common Unit” has the meaning set forth in the Company Agreement.

“Common Unit Award Agreements” means the agreements set forth in Section 1.01-B of the Company Disclosure Letter.

“Company” has the meaning set forth in the Preamble.

“Company Affiliate” means (a) any director, officer or employee of the Company or any Company Subsidiary and (b) any holder of Units, the Company’s Affiliates (other than the Company and the Company Subsidiaries) and any of their respective Representatives.

“Company Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company dated as of December 19, 2014, as amended from time to time to the date of this Agreement.

“Company Board” has the meaning set forth in the Recitals.

“Company Charter” has the meaning set forth in Section 4.01(b).

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent in connection with the execution and delivery by the parties of this Agreement. The Company Disclosure Letter shall be arranged in numbered and lettered sections and subsections corresponding to the numbered and lettered sections and subsections contained in Articles IV and VI. The disclosure in any section or subsection of the Company Disclosure Letter shall be deemed to qualify other sections and subsections of Articles IV and VI to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections and subsections.

“Company Employee” has the meaning set forth in Section 4.13(a).

“Company Financial Statements” has the meaning set forth in Section 4.08(a).

“Company Material Adverse Effect” means any fact, change, event, circumstance, occurrence, effect or development that has or is reasonably likely to have a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that a Company Material Adverse Effect will not include or be deemed to result from any effect, either alone or in combination with any other effect, directly or indirectly, arising out of, relating to or attributable to (and none of the following shall be taken into account in determining whether there has been or will be a Company Material Adverse Effect): any fact, change, event, circumstance, occurrence, effect or development (a) generally affecting (i) the economy or political, social, regulatory, business, economic, financial, credit, commodity or capital market conditions in the United States, including changes in interest or exchange rates, monetary policy or inflation or (ii) the industries in which the Company and any Company Subsidiary operate; or (b) to the extent arising out of, resulting from or attributable to (i) the negotiation, execution or Announcement of this Agreement or the Ancillary Agreements, or the pendency of the Transaction, including any Action resulting therefrom, any reduction in revenues resulting therefrom, any impact on relationships with suppliers, customers, distributors, employees, financing sources, partners or similar relationships resulting therefrom, (ii) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent or any of its Affiliates, including any change in the terms or availability of financing undertaken by Parent or any of its Affiliates, (iii) the compliance with the terms of this Agreement, any Ancillary Agreement (as if such Ancillary Agreement was in effect), including the consummation of the Pre-Closing Reorganization, or applicable Law or the taking of any action (or the omission of any action) required or contemplated by this Agreement, any Ancillary Agreement, any applicable Law or otherwise at the request or with the consent of Parent or Merger Sub, (iv) any acts undertaken by Parent or any of its Affiliates, (v) acts of war (whether or not declared), military activity, acts of armed hostility, civil disobedience, sabotage or terrorism or other international or national calamity or any worsening or escalation of such conditions, (vi) any adoption, proposal or implementation of, or change or prospective changes in, any applicable Law after the date hereof or any interpretation or enforcement thereof by any Governmental Entity, (vii) changes or prospective changes in GAAP or in accounting standards after the date hereof or any interpretation or enforcement thereof by any Governmental Entity, (viii) any failure by the Company or any Company Subsidiary to meet any estimates of revenues, earnings, projections or other indicia of performance, whether published, internally prepared or provided to Parent or any of its respective Representatives; provided, however, that the facts and circumstances underlying any such failure may, except as may be provided in the other clauses of this definition, be considered in determining whether a Company Material Adverse Effect has occurred, (ix) any information, item or matter disclosed in the Company Disclosure Letter, other than information included in a supplement to, or other amendment or modification of, the Company Disclosure Letter delivered by the Company to Parent pursuant to Section 7.17, or (x) the cancellation or suspension of the Certificate of Fitness or the Existing Railway Operating Certificate in response to, or as a result of, any action or failure to act of Parent, Merger Sub or any of their Affiliates in connection with the CTA Approval or the TC Approval; except with respect to the foregoing clauses (a) and (b)(v) through (vii) to the extent such facts, changes, events, circumstances, occurrences, effects or developments have a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which the Company and the Company Subsidiaries operate.

“Company Member Approval” has the meaning set forth in Recitals.

“Company Subsidiary” means any legal entity of which the Company, as of the date hereof, directly or indirectly, owns, or has the power to vote or exercise a controlling influence with respect to, more than half of the capital stock or other ownership interest giving holders the right to do one or both of the following: (a) elect the board of directors or other governing body of that legal entity and (b) receive the net assets of that legal entity available for distribution to holders of all stock or other ownership interests upon liquidation or dissolution of that legal entity; provided, however, that Katahdin shall be deemed to not be a Company Subsidiary unless Parent or the Company delivers a written notice to the other pursuant to Section 7.17 (in which case Katahdin shall be deemed to be a Company Subsidiary as of the date of this Agreement, including for purposes of the definition of Company Material Adverse Effect).

 “Confidential Information Memorandum” means the Project Black Bear: Confidential Information Presentation dated July 2019 that has been made available to Parent prior to the date hereof.

“Confidentiality Agreement” has the meaning set forth in Section 7.01.

“Consent” means any consent, approval, or Governmental Authorization.

“Consideration Spreadsheet” has the meaning set forth in Section 2.09.

“Continuation Period” has the meaning set forth in Section 7.05(a).

“Continuing Employee” has the meaning set forth in Section 7.05(a).

“Contract” means any written note, bond, mortgage, indenture, contract, agreement, lease, license or other similar instrument or obligation.

“Cost Sharing and Reimbursement Agreement” means the Cost Sharing and Reimbursement Agreement dated effective May 20, 2015 by and among Sponsor, FTAI, and each of FTAI’s direct and indirect subsidiaries party thereto.

“Costs of Repair” means, with respect to property and assets of the Company affected by a Casualty Loss, the lesser of (a) the costs of repair and restoration of such property and assets to a quality and condition comparable to that existing with respect to such property or assets immediately prior to such Casualty Loss and (b) the cost of replacement of such property and assets.

“CTA” means the Canadian Transportation Agency.

“CTA Approval” means confirmation by CTA of its satisfaction of the adequacy of the liability insurance, including the substituted Canada Insurance Indemnity, as may be required pursuant to the Canada Transportation Act and Railway Third Party Liability Insurance Coverage Regulations to maintain the Certificate of Fitness in good standing following the Closing.

“Derby Facility License” means a license agreement to be entered into at the Closing by and between CMQR US, as licensor, and Katahdin, as licensee, on the terms set forth in the term sheet attached hereto as Exhibit K and otherwise on terms mutually agreed between the Company and Parent.

“DLLCA” has the meaning set forth in the Recitals.

“Effective Time” has the meaning set forth in Section 2.03.

“Environmental Claims” means Actions, demands, notices of noncompliance, consent orders or consent agreements relating to Environmental Laws, Environmental Permits or Hazardous Substances.

“Environmental Laws” means any Laws or any agreement with any Governmental Entity or other third party, relating to the environment, any Hazardous Substance or the effect of any of the foregoing on human health and safety.

“Environmental Permits” means all Governmental Authorizations relating to or required by Environmental Laws and affecting, or relating to, the business of the Company or any Company Subsidiary as currently conducted.

“Equity Right” means any option, warrant, convertible or exchangeable securities, “phantom” equity right, equity appreciation right, equity-based performance unit, or other similar commitment, Contract, arrangement or undertaking.

“ERISA” has the meaning set forth in Section 4.13.

“Escrow Account” means the account or subaccount set up with the Escrow Agent in which the Escrow Amount is deposited.

“Escrow Agent” means Citibank N.A.

“Escrow Agreement” means the escrow agreement to be entered into at the Closing by and among Parent, the Seller Representative and the Escrow Agent in substantially the form attached hereto as Exhibit A.

“Escrow Amount” means an amount equal to $1,500,000.

“Estimated Cash and Cash Equivalents” has the meaning set forth in Section 2.08(a)(i).

“Estimated Closing Date Indebtedness” has the meaning set forth in Section 2.08(a)(iii).

“Estimated Unpaid Selling Expenses” has the meaning set forth in Section 2.08(a)(iv).

“Estimated Working Capital” has the meaning set forth in Section 2.08(a)(ii).

“Existing Credit Agreement” means the Credit Agreement dated as of September 18, 2014 among CMQR US, CMQR Canada, the direct and indirect Company Subsidiaries from time to time party thereto as subsidiary guarantors, the several financial institutions from time to time party thereto as lenders, and Bank of Montreal, as administrative agent, as amended from time to time to the date of this Agreement.

“Existing Credit Agreement Payoff Letter” has the meaning set forth in Section 7.07(a).

“Existing Equipment Loan Agreement” means the Master Loan and Security Agreement dated as of May 7, 2019 by and between BMO Harris Bank N.A. and Katahdin.

“Existing Equipment Loan Payoff Letter” has the meaning set forth in Section 7.07(b).

“Existing Loan Documents” means the Existing Credit Agreement and the Existing Equipment Loan Agreement.

“Existing Railway Operating Certificate” means CMQR Canada’s Railway Operating Certificate No. 64-44-16-1.

“Final Cash and Cash Equivalents” has the meaning set forth in Section 3.06(b)(i)(A).

“Final Closing Date Indebtedness” has the meaning set forth in Section 3.06(c)(iv)(A).

“Final Merger Consideration” means the Closing Date Merger Consideration, as adjusted pursuant to Section 3.06.

“Final Unpaid Selling Expenses” has the meaning set forth in Section 3.06(c)(iii)(A).

“Final Working Capital” has the meaning set forth in Section 3.06(c)(ii)(A).

 “FTAI” means Fortress Worldwide Transportation and Infrastructure General Partnership, a Delaware general partnership.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authorization” means any authorization, license, permit, certificate, approval, registration, exemption or other similar requirement issued by any Governmental Entity.

“Governmental Entity” means any federal, state, provincial, local or foreign government or any court of competent jurisdiction, administrative agency or commission, municipality or other governmental authority or instrumentality, domestic or foreign.

“Guarantor” has the meaning set forth in the Recitals.

“Guaranty” has the meaning set forth in the Recitals.

“Hannibal Termination Agreement” means the Hannibal Rail Services Termination Agreement to be entered into at the Closing by and between CMQR US and Ohio River Partners in substantially the form attached hereto as Exhibit I.

“Hazardous Substance” means (a) petroleum and petroleum by-products, asbestos or asbestos-containing materials, radioactive materials, medical or infectious wastes, or polychlorinated biphenyls, (b) Toxic-by-Inhalation (TIH) and Poisonous-by-Inhalation (PIH) substances, and (c) any other material, substance, contaminant or waste that is prohibited, limited or regulated under, or that can give rise to liability under, any Environmental Law.

“Indebtedness” means, without duplication, (a) all indebtedness of the Company and any Company Subsidiary for borrowed money, (b) all obligations of the Company or any Company Subsidiary evidenced by notes, bonds, debentures or similar instruments, (c) all capitalized lease obligations of the Company and any Company Subsidiary (calculated in accordance with the Accounting Principles), (d) all Indebtedness of a type referred to in clauses (a) through (c) above of other Persons guaranteed by the Company or any Company Subsidiary, (e) all Indebtedness referred to in clauses (a) through (d) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned by the Company or any Company Subsidiary, in each case as determined in accordance with the Accounting Principles and (f) any unpaid management fees and expenses owed by the Company or any Company Subsidiary to any holder of Units or any of its Affiliates. Notwithstanding anything to the contrary contained herein, in no event shall “Indebtedness” include (w) liabilities taken into account in the calculation of Working Capital, provided that Indebtedness described in clause (f) of this definition shall be exclusively accounted for as part of Indebtedness and shall not be included in the calculation of Working Capital, (x) operating or lease obligations (other than as contemplated by clause (c) of this definition), (y) deferred revenue of the Company or any Company Subsidiary, or (z) obligations under letters of credit, performance bonds, banker’s acceptances or similar instruments.

“Indemnitee” has the meaning set forth in Section 7.06(a)(i).

“Intellectual Property Rights” means any and all of the following in any jurisdiction throughout the world, whether protected, created or arising under any applicable Law, license or other Contract, or otherwise: (a) patents, patent applications and inventions and mask works; (b) trademarks, service marks, trade names, trade dress, logos, domain names and all social media accounts, blogs, and similar online presence, and corporate names and registrations and applications for registration thereof, together with all of the goodwill associated therewith (collectively “Trademarks”), (c) copyrights (registered or unregistered), copyrightable works and works of authorship, and registrations and applications for registrations thereof; (d) computer software (whether in source code, object code, or mark-up language), data, databases, and database design, and documentation thereof; and (e) trade secrets, know-how, and other similar confidential information.

“Interim Balance Sheet” has the meaning set forth in Section 4.08(a).

“Interim Financial Statements” has the meaning set forth in Section 4.08(a).

“Invasive Activity” means any testing, sampling, boring, drilling, probing, digging or other invasive investigative activity.

“Katahdin” means Katahdin Railcar Services LLC, a Delaware limited liability company.

“Katahdin Promissory Note” means a promissory note issued by FTAI or an Affiliate of FTAI (other than the Company or any Company Subsidiary) in connection with FTAI’s or such Affiliate’s purchase of 100% of the membership interests of Katahdin.

“Katahdin Transition Services Agreement” means a transition services agreement to be entered into at the Closing by and between CMQR US and Katahdin on the terms set forth in the term sheet attached hereto as Exhibit J and otherwise on terms mutually agreed between the Company and Parent.

“Knowledge of the Company” means the actual knowledge of Ryan Ratledge, Gaynor Ryan and Andrew Curran in their capacity as officers of the Company and not in their personal capacity or in any other capacity, as of the date of this Agreement, after due inquiry of each of their respective direct reports, and does not include knowledge or awareness of any other individual or any constructive, implied or imputed knowledge or awareness.

“Lac Megantic Tracks” means the approximately 0.61-mile segment of CMQR Canada’s rail line located between Milepost 117.02 on the Moosehead Subdivision (bridge crossing the Chaudière River) and Milepost 0.5 on the Sherbrooke Subdivision (the approximate location of a culvert).

“Law” means any applicable federal, state, provincial, local, or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law of any jurisdiction within the continental United States and Canada, including common law.

“Law Firms” means Sidley Austin LLP, McMillan LLP and their respective successors.

“Lease” has the meaning set forth in Section 4.11(c).

“Letter of Transmittal” has the meaning set forth in Section 3.01(b).

“Liabilities” means all obligations, liabilities and commitments of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise and whether due or to become due.

“Liens” means any pledges, liens, charges, mortgages, hypothecs, encumbrances, or security interests of any kind or nature whatsoever.

“Losses” means any loss, Liability, claim, damage or expense, including reasonable legal fees and expenses.

“Material Casualty Loss” has the meaning set forth in Section 7.15.

“Material Contracts” has the meaning set forth in Section 4.18(a).

“Material Environmental Authorizations” has the meaning set forth in Section 4.17(d).

“Material Governmental Authorizations” has the meaning set forth in Section 4.06(a).

“Material Leased Real Property” has the meaning set forth in Section 4.11(a).

“Member Release Agreement” means a Member Release Agreement to be entered into by and between RAH and a holder of Units substantially in the form attached hereto as Exhibit E.

“Merger” has the meaning set forth in Recitals.

“Merger Sub” has the meaning set forth in Preamble.

“Objection Notice” has the meaning set forth in Section 3.06(b)(i).

“Off-the-Shelf Software” means any and all software that is commercially available off-the-shelf software and (a) is not material to the Company or any Company Subsidiary, (b) has not been materially modified or customized for the Company or any Company Subsidiary, and (c) is licensed to the Company or any Company Subsidiary for a one-time or annual license fee of $10,000 or less.

“Ohio River Partners” means Ohio River Partners Shareholder LLC, a Delaware limited liability company.

“Order” means any rule, regulation, judgment, writ, injunction, or award of a Governmental Entity acting in an adjudicative, rulemaking or regulatory capacity, or of an arbitrator with applicable jurisdiction over the subject matter.

“Organizational Documents” means (a) the charter, articles or certificates of incorporation and the by-laws of a corporation, (b) the partnership agreement and any statement or certificate of partnership of a general partnership, (c) the limited partnership agreement and the certificate of formation or limited partnership of a limited partnership, (d) the operating or limited liability company agreement and certificate of formation of a limited liability company and (e) any foreign equivalent of any of the foregoing for any entity organized outside of the United States.

 “Other Real Property Interests” has the meaning set forth in Section 4.11(b).

“Outside Date” has the meaning set forth in Section 9.01(b)(i).

“Owned Real Property” has the meaning set forth in Section 4.11(b).

“Parachute Payment Waivers” has the meaning set forth in Section 7.16.

“Parent” has the meaning set forth in Preamble.

“Parent Group Members” has the meaning set forth in Section 10.10.

“Parent Material Adverse Effect” has the meaning set forth in Section 5.01.

“Permitted Liens” means (a) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens imposed by applicable Law arising or incurred in the ordinary course of business, (b) Liens for Taxes, assessments and other governmental charges and levies that are not due and payable or that may thereafter be paid without interest or penalty or for Taxes that the taxpayer is contesting in good faith by appropriate proceedings, (c) Liens affecting the interest of the grantor of any easements benefiting any Owned Real Property which were not granted by or consented to by the Company or any Company Subsidiary prior to the Company or such Company Subsidiary taking ownership thereof, (d) prior to Closing, Liens that secure Indebtedness under the Existing Loan Documents, (e) minor imperfections, defects or irregularities in title, rights-of-way, covenants, restrictions, reversionary interests, and other, similar matters that were not incurred in connection with any Indebtedness and that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of the Company and any Company Subsidiary as presently conducted, (f) zoning, building and other similar codes and regulations, (g) Liens arising in the ordinary course of business under worker’s compensation, employment or unemployment insurance, social security, retirement and similar legislation, (h) other statutory liens securing payments not yet due, (i) purchase money liens and liens securing rental payments under capital lease arrangements, (j) any matters of public record or that would be disclosed by a current, accurate survey, a railroad valuation map or physical inspection of the assets to which they relate, provided, however, that any such matters would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of the Company and any Company Subsidiary as presently conducted, and (k) the terms of any lease or license to which the Company or any Company Subsidiary is a party with respect to the property leased or licensed thereby and any Liens to secure landlords, lessors or renters under such agreements incurred in the ordinary course of business.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Pre-Closing Reorganization” means (a) CMQR US and Ohio River Partners shall have executed the Hannibal Termination Agreement and (b) if neither Parent nor the Company has delivered a written notice to the other pursuant to Section 7.17, (i) 100% of the membership interests of Katahdin shall have been sold by CMQR US to FTAI or an Affiliate of FTAI (other than the Company or any Company Subsidiary) in exchange for the Katahdin Promissory Note and all amounts owed to Katahdin by the Company or any Company Subsidiary and all amounts owed to the Company or any Company Subsidiary by Katahdin, in each case, shall have been paid or cancelled prior to such sale and (ii) following the issuance of the Katahdin Promissory Note, CMQR US shall have distributed the Katahdin Promissory Note to the Company and, following such distribution, the Company shall have distributed the Katahdin Promissory Note to the holders of Units.

“Pre-Closing Statement” has the meaning set forth in Section 2.08.

“Preferred Unit” has the meaning set forth in the Company Agreement.

“Purchase Price” means $130,000,000 plus, if either Parent or the Company has delivered a written notice to the other pursuant to Section 7.17, $4,500,000.

“R&W Insurance Policy” means the representations and warranties insurance policy issued by Chubb Insurance Company of Canada to Parent in connection with this Agreement, in the form attached as Exhibit G hereto.

“Real Property” means the Owned Real Property and the Material Leased Real Property.

“Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, migration, seeping, or placing in, into or upon any land or water or air or otherwise entering into the environment.

“Remedial Action” means all action to (a) clean up, remove, treat or handle in any other way Hazardous Substances in the environment; (b) prevent the Release of Hazardous Substances in the environment and so that they do not migrate, endanger or threaten to endanger public health or the environment; or (c) perform site investigations or monitoring, including any remedial investigations, feasibility studies, corrective actions, closures and post-remedial or post-closure studies, investigations, operations, maintenance and monitoring.

“Representatives” means, with respect to any Person, such Person’s officers, directors, managers, employees, agents, consultants, legal and other professional advisors.

“Seller Group Members” has the meaning set forth in Section 10.10.

“Seller Representative” means FTAI in its capacity as the representative to act on behalf of the holders of Units for the purposes and on the terms specified herein, including Section 10.09.

“SEMS” means the Superfund Enterprise Management System.

“Sponsor” means Fortress Transportation and Infrastructure Investors LLC, a Delaware limited liability company.

“STB” means the United States Surface Transportation Board.

“STB Approval” means  authorization of the STB pursuant to 49 C.F.R. § 1013.3(a) for the use of a voting trust transaction under which all of the shares of capital stock of CMQR US shall be placed into an irrevocable voting trust as of the Effective Time pending receipt of final STB approval or exemption of the Transaction pursuant to 49 U.S.C. § 11323 et seq; provided, however, that if the STB declines to authorize the use of such a voting trust, then “STB Approval” shall mean receipt of final STB approval or exemption of the Transaction pursuant to 49 U.S.C. § 11323 et seq.

“Surviving Company” has the meaning set forth in Section 2.01.

“Target Working Capital” means negative $3,881,400.

“Tax” means any taxes, imposts, duties, withholdings, charges, fees, levies or other assessments imposed by any Governmental Entity, in each case in the nature of a tax and together with any interest, penalties and additions imposed with respect thereto.

“Tax Certificate” has the meaning set forth in Section 7.10.

“Tax Proceeding” means any audit, examination, contest or other Action relating to Taxes.

“Tax Return” means any return, declaration, statement, report, claim, schedule, election, form or information return filed or required or permitted to be filed with any taxing authority relating to Taxes, including any supplement, schedule or attachment thereto and any amendment thereof.

“TC” means Transport Canada.

“TC Approval” means confirmation from TC that no variation or replacement of the Existing Railway Operating Certificate is required for CMQR Canada immediately following the Closing or, if required, approval by TC of a variation to the Existing Railway Operating Certificate or issuance of a new Railway Operating Certificate.

 “Tendering Member” has the meaning set forth in Section 3.04(a).

“Termination and Release Agreement” means a Termination and Release Agreement to be entered into at the Closing by and between CMQR US, CMQR Canada, the Company, Sponsor and FTAI substantially in the form attached hereto as Exhibit F.

“Transaction” means the Merger and any other transactions contemplated by this Agreement and the Ancillary Agreements (including the Pre-Closing Reorganization).

“Transfer Taxes” has the meaning set forth in Section 7.09.

“Units” means the Common Units and the Preferred Units.

“Unpaid Selling Expenses” means all fees, costs and expenses of any Person incurred by or on behalf of, or to be paid by, the Company or any Company Subsidiary pursuant to this Agreement or in connection with the preparation, negotiation, drafting and execution of this Agreement and the consummation of the Transaction, but only to the extent such fees, costs, expenses and liabilities remain unpaid as of immediately prior to the Closing, including all (a) legal, accounting, advisory, broker, consulting and related fees and expenses and (b) retention, stay or deal bonuses or awards.

“Voting Company Debt” has the meaning set forth in Section 4.03.

“Waived 280G Benefits” has the meaning set forth in Section 7.16.

“WARN Act” has the meaning set forth in Section 4.14(b).

“Working Capital” means, with respect to the Company and the Company Subsidiaries, the aggregate value of the current assets of the Company and the Company Subsidiaries that are included in the line item categories of current assets specifically identified on Exhibit B, less the aggregate value of the current liabilities of the Company and the Company Subsidiaries that are included in the line item categories of current liabilities specifically identified on Exhibit B, in each case, determined on a consolidated basis without duplication, as of the Calculation Time and calculated in accordance with Accounting Principles. Notwithstanding anything to the contrary contained herein, in no event shall “Working Capital” include any amounts with respect to (a) Closing Date Cash and Cash Equivalents, (b) Closing Date Indebtedness or (c) Unpaid Selling Expenses. For the avoidance of doubt, the effects of the Transaction will be disregarded for purposes of calculating Working Capital.

SECTION 1.02. Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to such Article of, Section of or an Exhibit to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references herein to “dollars”, “U.S. dollars” or “$” shall be deemed to be references to the lawful money of the United States. All provisions herein qualified by the term “domestic” or “foreign” shall be construed on the basis that the United States is the relevant domestic country. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Unless otherwise specified herein, undefined terms shall be given the meaning customarily applied to such terms in the railroad industry.

ARTICLE II.

The Merger

SECTION 2.01. The Merger. On the terms and subject to the conditions of this Agreement and in accordance with the DLLCA, Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate limited liability company existence of Merger Sub shall cease and the Company shall continue as the surviving limited liability company (the “Surviving Company”).

SECTION 2.02. Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Sidley Austin LLP, 1501 K Street, N.W., Washington, D.C. 20005 at 10:00 a.m. on December 30, 2019, or, if later, on the second Business Day following the date of satisfaction (or, to the extent permitted by Law, waiver by the party or parties entitled to the benefit thereof) of all of the conditions set forth in Article VIII (other than such conditions that by their nature will be satisfied at the Closing), or at such other place, time and date as shall be agreed in writing between Parent and the Company; provided, however, that the Closing may occur remotely by email or other manner to the extent mutually be agreed upon by Parent and the Company.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 2.03. Effective Time. On the Closing Date, the Company, Merger Sub and Parent shall cause to be filed with the Department of State of the State of Delaware a certificate of merger, in the form attached hereto as Exhibit C (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DLLCA, and shall make all other filings or recordings required under the DLLCA to effectuate the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Department of State of the State of Delaware, or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

SECTION 2.04. Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in Section 18-209(g) of the DLLCA. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, restrictions, disabilities, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, restrictions, disabilities, liabilities, obligations and duties of the Surviving Company.

SECTION 2.05. Certificate of Formation and Limited Liability Company Agreement. The certificate of formation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. The limited liability company agreement of the Merger Sub as in effect immediately prior to the Effective Time shall be the limited liability company agreement of the Surviving Company (except that the name of the Surviving Company shall be “Railroad Acquisition Holdings LLC”) until thereafter changed or amended as provided therein or by applicable Law.

SECTION 2.06. Directors and Officers. The directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

SECTION 2.07. Other Closing Deliverables. At the Closing:

(a)          the Company shall deliver, or cause to be delivered, to Parent resignation letters for each of the directors of the Company;

(b)         the Company shall deliver, or cause to be delivered, an agreement terminating the Cost Sharing and Reimbursement Agreement with respect to CMQR US and CMQR Canada and specifying the final payment due thereunder duly executed by an authorized officer of each of the parties to such agreement;

(c)          the Company shall deliver, or cause to be delivered, to Parent an agreement, notice or other document terminating the Canada Insurance Indemnity duly executed by an authorized officer of each of the parties (if any) to such agreement, notice or other document;

(d)          the Company shall deliver, or cause to be delivered, to Parent a copy of the Termination and Release Agreement duly executed by an authorized officer of each party to the Termination and Release Agreement;

(e)        the Company shall deliver, or cause to be delivered, to Parent copies of the agreements, consents, notices and other documents evidencing the consummation of the Pre-Closing Reorganization prior to, or concurrently with, the Closing;

(f)           Parent shall make the payments set forth in Section 3.02;

(g)         each of Parent and Merger Sub shall deliver, or cause to be delivered, to the Company a certificate executed by or on behalf of Parent or Merger Sub, respectively, as to the satisfaction of the conditions set forth in Sections 8.03(a) and 8.03(b);

(h)          the Company shall deliver, or cause to be delivered, to Parent and Merger Sub a certificate executed by or on behalf of the Company as to the satisfactions of the conditions set forth in Section 8.02(a) and 8.02(b);

(i)           the Company shall deliver, or cause to be delivered, to Parent copies of each of the Ancillary Agreements to which the Company or the Seller Representative is a party, duly executed by an authorized officer of the Company or the Seller Representative, as applicable;

(j)           Parent shall deliver, or cause to be delivered, to the Seller Representative copies of each of the Ancillary Agreements to which Parent or Merger Sub is a party, duly executed by an authorized officer of Parent or Merger Sub, as applicable;

(k)           the Company shall deliver, or cause to be delivered, to Parent a copy of the Hannibal Termination Agreement duly executed by an authorized officer of each party to the Hannibal Termination Agreement;

(l)           if neither Parent nor the Company has delivered a written notice to the other pursuant to Section 7.17, the Company shall deliver, or cause to be delivered, to Parent a copy of the Katahdin Transition Services Agreement duly executed by an authorized officer of each party to the Katahdin Transition Services Agreement;

(m)         if neither Parent nor the Company has delivered a written notice to the other pursuant to Section 7.17, the Company shall deliver, or cause to be delivered, to Parent a copy of the Derby Facility License duly executed by an authorized officer of each party to the Derby Facility License;

(n)          the Company shall deliver, or cause to be delivered, to Parent a Tax Certificate duly executed by FTAI and any other Tax Certificate executed and delivered by any other holder of Units to the Company or the Seller Representative prior to the Closing Date; and

(o)         the Company shall deliver, or cause to be delivered, to Parent a Member Release Agreement duly executed by FTAI and any other Member Release Agreement executed and delivered by any other holder of Units to the Company or the Seller Representative prior to the Closing Date.

SECTION 2.08. Pre-Closing Statement. At least three (3) Business Days prior to the anticipated Closing Date, the Company shall prepare and deliver to Parent a written statement (the “Pre-Closing Statement”), which shall set forth (a) the Company’s good faith estimate of (i) Closing Date Cash and Cash Equivalents (“Estimated Cash and Cash Equivalents”), (ii) Working Capital (“Estimated Working Capital”), (iii) the Closing Date Indebtedness (“Estimated Closing Date Indebtedness”), and (iv) Unpaid Selling Expenses as of immediately prior to the Closing (“Estimated Unpaid Selling Expenses”) and (b) the Company’s good faith estimate of the Closing Date Merger Consideration based upon the items in the immediately foregoing clause (a).

SECTION 2.09. Consideration Spreadsheet.

(a)          At least three (3) Business Days prior to the anticipated Closing Date, the Company shall prepare and deliver to Parent a spreadsheet (the “Consideration Spreadsheet”) which sets forth:

(i)           the calculation of the Closing Date Per Common Unit Merger Consideration and the Closing Date Per Preferred Unit Merger Consideration;

(ii)          the amount to be paid to each holder of Units;

(iii)         each holder of Units pro rata share of amounts on deposit in the Escrow Account.

(b)          Parent and Merger Sub shall have no liability for payments made pursuant to the Consideration Spreadsheet or amounts paid pursuant to Section 3.02(f) and Section 3.06(d).

SECTION 2.10. Allocation of the Purchase Price.  The Parties hereby acknowledge and agree that the Purchase Price shall be allocated in the manner set forth in Exhibit L.

ARTICLE III.

Effect of the Merger on the Units

SECTION 3.01. Conversion of Units. At the Effective Time, by virtue of the Merger and without any action on the part of any party:

(a)          The membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one hundred percent (100%) of the membership interests of the Surviving Company;

(b)          Each Common Unit (including each Accelerated Award Unit) shall be converted into the right to receive, upon delivery of a duly executed and completed letter of transmittal substantially in the form attached hereto as Exhibit D (“Letter of Transmittal”), the Closing Date Per Common Unit Merger Consideration for such Common Unit, subject to adjustments following the Closing as specified in this Agreement (including release of amounts held in the Escrow Account), and such Common Unit after such conversion shall automatically be cancelled and retired and shall cease to exist; and

(c)          Each Preferred Unit shall be converted into the right to receive, upon delivery of a duly executed and completed Letter of Transmittal, the Closing Date Per Preferred Unit Merger Consideration for such Preferred Unit, subject to adjustments following the Closing as specified in this Agreement (including release of amounts held in the Escrow Account), and such Preferred Unit after such conversion shall automatically be cancelled and retired and shall cease to exist.

SECTION 3.02. Closing Payments. At the Closing, Parent shall pay, or cause to be paid, by wire transfer of cash in immediately available funds:

(a)          on behalf of the Company and the Company Subsidiaries, the amount specified in the Existing Credit Agreement Payoff Letter to the administrative agent under the Existing Credit Agreement in accordance with the terms of the Existing Credit Agreement;

(b)         on behalf of the Company and the Company Subsidiaries, the amount specified in the Existing Equipment Loan Payoff Letter to the lender under the Existing Equipment Loan Agreement in accordance with the terms of the Existing Loan Agreement;

(c)          on behalf of the Company and the Company Subsidiaries, the Estimated Unpaid Selling Expenses to the applicable recipients thereof as set forth on the Pre-Closing Statement;

(d)          to the Escrow Agent, an amount equal to the Escrow Amount to be held in the Escrow Account in accordance with the terms of the Escrow Agreement;

(e)         on behalf of the Company and the Company Subsidiaries, the accrued but unpaid management fees and expenses owed by the Company and the Company Subsidiaries to Sponsor or its Affiliates by paid by FTAI or its Affiliates under the Cost Sharing and Reimbursement Agreement as set forth in the agreement described in Section 2.07(b);

(f)           to the Seller Representative, an amount equal to (i) the Closing Date Merger Consideration minus (ii) the Accelerated Award Unit Closing Consideration; and

(g)          to CMQR US, an amount equal to the Accelerated Award Unit Closing Consideration.

SECTION 3.03. Acceleration of Vesting of Award Units. Prior to the Effective Time, the Company Board (or, if appropriate, any duly authorized committee thereof) shall adopt such resolutions and take such other actions as may be required to: (a) provide that, effective immediately prior to the Effective Time, each Award Unit that remains outstanding and unvested as of immediately prior to the Effective Time shall fully vest, and (b) deliver to the applicable participant, effective immediately prior to the Effective Time, all the Common Units remaining to be issued under the applicable Accelerated Common Unit Award Agreement after giving effect to the accelerated vesting contemplated by the immediately preceding clause (a).

SECTION 3.04. Payments of Closing Date Merger Consideration and Accelerated Award Unit Closing Consideration.

(a)          With respect to each holder of Units who has properly completed, executed and delivered to the Seller Representative a Letter of Transmittal with respect to the Units held by such holder of Units (each, a “Tendering Member”), promptly following the later to occur of the Closing Date and the date on which such Tendering Member has properly completed, executed and delivered to the Seller Representative a Letter of Transmittal with respect to the Units held by such Tendering Member, the Seller Representative shall pay to each Tendering Member, excluding any Accelerated Award Unit Holder with respect to his or her Accelerated Award Units, an amount equal to:

(i)          with respect to each Preferred Unit formerly held by such Tendering Member, an amount equal to the Closing Date Per Preferred Unit Merger Consideration for such Preferred Unit; and

(ii)         with respect to each Common Unit formerly held by such Tendering Member, an amount equal to the Closing Date Per Common Unit Merger Consideration;

in each case, which amounts shall be payable by the Seller Representative to such Tendering Member by check or wire transfer of immediately available funds to the account designated in such Tendering Member’s Letter of Transmittal. Pursuant to the Letter of Transmittal executed by a Tendering Member and as a condition to the receipt of consideration pursuant to this Agreement, each Tendering Member shall be deemed to have (x) approved of this Agreement (including the liabilities of such Tendering Member set forth in this Agreement), the Escrow Agreement, the other Ancillary Agreements and all of the arrangements relating thereto and (y) approved the appointment of the Seller Representative in accordance with the terms of this Agreement. Notwithstanding anything to the contrary contained herein, the Seller Representative shall be entitled to deduct and withhold from the applicable portion of the Closing Date Merger Consideration or other payments otherwise payable pursuant to this Agreement and any subsequent adjustments thereto, such amounts as the Seller Representative or Parent or Merger Sub is required to deduct and withhold with respect to such payment under the Code or any other applicable Law, including any applicable withholding as a result of a failure of a holder of Units to deliver a Tax Certificate. The parties hereto acknowledge and agree that if a holder of Units delivers a Tax Certificate, no withholding is required with respect to the payments to such holder contemplated by this Agreement (other than with respect to Accelerated Award Units and any other payments or benefits that are wages under federal tax law and are subject to payroll tax withholding).  To the extent that amounts are so withheld and paid over to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(b)          With respect to Accelerated Award Units held by a Tendering Member, promptly following the later to occur of the Closing Date and the date on which such Tendering Member has properly completed, executed and delivered to the Seller Representative a Letter of Transmittal with respect to the Units held by such Tendering Member (but in no event later than the second regularly scheduled payroll date following such date), Parent shall, with respect to each Tendering Member, cause CMQR US to pay to each such Tendering Member, through CMQR US’s payroll system, an amount equal to (i) the number of Accelerated Award Units held by such holder as of the Effective Time, multiplied by (ii) the Closing Date Per Common Unit Merger Consideration, less any required withholding taxes, and without interest thereon.

SECTION 3.05. Appraisal Rights. No holder of Units shall have any contractual or other appraisal rights, including pursuant to Section 18-210 of the DLLCA.

SECTION 3.06. Post-Closing Merger Consideration Adjustment and Payments.

(a)          As promptly as practicable, but in no event later than sixty (60) days following the Closing, Parent shall prepare and deliver to the Seller Representative a written statement (the “Closing Statement”), based upon the books and records of the Company and the Company Subsidiaries, which shall set forth Parent’s good faith calculation of (i) Closing Date Cash and Cash Equivalents, (ii) Working Capital, which shall be based exclusively on the facts and circumstances as they exist as of the close of business on the day immediately preceding the Closing Date and shall exclude the effects of any event, act, change in circumstance or similar development arising or occurring thereafter, (iii) Closing Date Indebtedness, (iv) Unpaid Selling Expenses and (v) the Final Merger Consideration (assuming release to the holders of Units of the entire Escrow Amount) based upon the foregoing items. The parties acknowledge that the sole purpose of the determination of Working Capital in the Closing Statement is to adjust the Purchase Price to reflect changes in the Working Capital, and such change can only be measured if the calculation is done using the same methodology, practices and principles used in determining the Target Working Capital.  From and after the Closing Date, the Company and the Company Subsidiaries shall provide Parent with all information and assistance necessary for Parent to provide the Closing Statement and take other actions necessary or advisable under this Section 3.06.

(b)          After receipt of the Closing Statement, the Seller Representative and its Representatives shall have full access to, and be allowed to make copies of, all relevant books and records (including accountant work papers) and full access to accountants and employees of the Surviving Company and the Company Subsidiaries to the extent reasonably necessary to complete their review of the Closing Statement, and Parent shall cause the Surviving Company and the Company Subsidiaries to cooperate with the Seller Representative and its Representatives in connection with their review. Following the Closing, Parent, the Surviving Company and the Company Subsidiaries shall not take any action with respect to the accounting books and records on which the Closing Statement is to be based that would obstruct or prevent the preparation of the Closing Statement and the determinations set forth in this Section 3.06. If Parent, the Surviving Company or any Company Subsidiary fails to provide such access or cooperation or is otherwise in breach of this Section 3.06(b), the Seller Representative may initiate the appointment of the Arbiter in accordance with Section 3.06(b)(iii). The Arbiter shall have the authority (x) to determine whether Parent, the Surviving Company or any Company Subsidiary has complied with its obligations in accordance with this Section 3.06(b) and to order Parent, the Surviving Company and the Company Subsidiaries to so comply, (y) to extend any deadlines set forth herein as the Arbiter deems appropriate if Parent, the Surviving Company or any Company Subsidiary has failed to comply with its obligations under this Section 3.06(b) and (z) allow the Seller Representative to amend its Objection Notice if the Arbiter determines that Parent’s, the Surviving Company’s or any Company Subsidiary’s failure to comply has affected the ability of the Seller Representative and its Representatives to timely review the Closing Statement and related information.

(i)          If, within forty-five (45) days following the delivery of the Closing Statement, the Seller Representative has not given Parent notice of its objection to any item in the Closing Statement, which notice shall set forth in reasonable detail the basis of the Seller Representative’s disagreement, the amounts involved and the proposed determination of the dispute amount (a “Objection Notice”), then the Closing Statement shall be deemed final and binding on Parent, the Surviving Company, the Seller Representative and the holders of Units.

(ii)        If the Seller Representative delivers an Objection Notice, then Parent and the Seller Representative shall consult in good faith to resolve the disputed items set forth in the Objection Notice. If all disputed items set forth in the Objection Notice are resolved in writing by the Seller Representative and Parent, then the Closing Statement, as revised to reflect the written resolution of the Seller Representative and Parent, shall be final and binding on Parent, the Surviving Company, the Seller Representative and the holders of Units.

(iii)        If any disputed items have not been resolved within thirty (30) days following delivery of the Objection Notice, from and after such time the Seller Representative or Parent may submit separate detailed written statements setting forth their respective positions with respect to the remaining disputed items to a nationally recognized independent public accountant (or, if none is available, a nationally recognized consulting or valuation firm) that is mutually agreeable to the Seller Representative and Parent (the “Arbiter”) for resolution.

(A)          If any items in dispute are submitted to the Arbiter for resolution, (x) Parent and the Seller Representative shall use their respective reasonable efforts to cause the Arbiter to resolve all remaining disagreements (only to the extent such disagreements remain in dispute) with respect to the Closing Statement as soon as practicable but in any event shall direct the Arbiter to render a determination within thirty (30) days after its retention, (y) Parent and the Seller Representative shall cooperate with the Arbiter during its engagement and furnish to the Arbiter and to each other such work papers and other documents and information (subject to customary non-reliance letters, confidentiality agreements or similar agreements that may be requested by third parties) relating solely to the disputed issues as the Arbiter may request and are available to that party (including, in the case of Parent, the Surviving Company, the Company Subsidiaries or their accountants), and shall be afforded the opportunity to present to the Arbiter any materials relating to the determination and to discuss the determination with the Arbiter; provided, however, that copies of all such materials are concurrently provided to the other party and that discussions may only occur in the presence (including by telephone) of the other party; provided further that the Arbiter (I) shall consider only those items and amounts which are identified as being in dispute and (II) shall be bound by the Accounting Principles and other terms of this Agreement, including the definition of Working Capital, and (z) the determination by the Arbiter of the disputed items in the Closing Statement, as shall be set forth in a notice delivered to both parties by the Arbiter, shall be final and binding on Parent, the holders of Units, the Seller Representative and any other party hereto on the date the Arbiter delivers its final resolution in writing to the Seller Representative and Parent.

(B)           The Arbiter shall have full authority to resolve all issues relating to the disputed items in the Objection Notice (including procedural, legal, factual and accounting issues); provided, however, that the Arbiter shall not have the authority to resolve issues relating to (x) breaches of representations, warranties or covenants or (y) other claims that are not directly related to, and within the scope of, the disputed items in the Objection Notice. The Arbiter shall set forth its determination of all issues in a written opinion. In resolving any disputed item, the Arbiter will be authorized to select only the position on such item as presented by either the Seller Representative (on the one hand) or Parent (on the other hand). The Arbiter will have no power to reach any other result and shall select the position that, in its judgment, is the closest to being in conformity with this Agreement. The Arbiter shall make its determination based solely on presentations by Parent and the Seller Representative and not on the basis of independent review. The final judgment of the Arbiter may be entered into any court having jurisdiction over the issues addressed in the arbitration.

(C)            The parties and the Arbiter will keep confidential, and will not disclose to any Person, except to their Representatives or as may be required by Law or in connection with enforcing the decision of the Arbiter, the existence of any dispute, claim or controversy under this Section 3.06, the referral of any such dispute, claim or controversy to arbitration or the status or resolution thereof.

(D)             The fees of the Arbiter for such determination shall be borne equally by Parent, on the one hand, and the Seller Representative, on the other.

(c)         The Closing Date Merger Consideration shall be adjusted as follows (without duplication): (i)(A) increased by the amount, if any, by which Closing Date Cash and Cash Equivalents, as finally determined pursuant to Section 3.06(b) (“Final Cash and Cash Equivalents”) are greater than Estimated Cash and Cash Equivalents or (B) reduced by the amount, if any, by which Final Cash and Cash Equivalents are less than Estimated Cash and Cash Equivalents; (ii)(A) increased by the amount, if any, by which Working Capital, as finally determined pursuant to Section 3.06(b) (“Final Working Capital”), is greater than Estimated Working Capital or (B) reduced by the amount, if any, by which Final Working Capital is less than Estimated Working Capital; (iii)(A) reduced by the amount, if any, by which Unpaid Selling Expenses, as finally determined pursuant to Section 3.06(b) (“Final Unpaid Selling Expenses”), is greater than the Estimated Unpaid Selling Expenses or (B) increased by the amount, if any, by which Final Unpaid Selling Expenses is less than Estimated Unpaid Selling Expenses, and (iv)(A) reduced by the amount, if any, by which Closing Date Indebtedness, as finally determined pursuant to Section 3.06(b) (“Final Closing Date Indebtedness”) is greater than Estimated Closing Date Indebtedness or (B) increased by the amount, if any, by which Final Closing Date Indebtedness is less than Estimated Closing Date Indebtedness.

(d)          No later than the third (3rd) Business Day following the final determination of the Adjustment Amount:

(i)          if the Adjustment Amount is positive, then (A) Parent shall pay, or shall cause the Surviving Company to pay, the Adjustment Amount to the Seller Representative and (B) Parent and the Seller Representative shall deliver joint written instruction to the Escrow Agent to release the Escrow Amount to the Seller Representative, in each case, for payment to the Tendering Members pursuant to Section 3.06(e);

(ii)         if the Adjustment Amount is negative (A) but less than the funds on deposit in the Escrow Account, then (1) Parent and the Seller Representative shall deliver a joint written instruction to the Escrow Agent to release to Parent an amount of cash from the Escrow Account equal to the lesser of (x) the Escrow Amount and (y) the absolute value of the Adjustment Amount and (2) Parent and the Seller Representative shall deliver a joint written instruction to the Escrow Agent to release to the Seller Representative for payment to the Tendering Members pursuant to Section 3.06(e) any remaining cash from the Escrow Account following the release pursuant to Section 3.06(d)(ii)(A)(1) or (B) but greater than the funds on deposit in the Escrow Account, then (1) Parent and the Seller Representative shall deliver a joint written instruction to the Escrow Agent to release to Parent all of the amounts on deposit in the Escrow Account and (2) the Seller Representative shall pay to Parent an amount equal to the absolute value of the Adjustment Amount less the amount released to Parent pursuant Section 3.06(d)(ii)(B)(1); or

(iii)       if the Adjustment Amount is zero Parent and the Seller Representative shall deliver joint written instruction to the Escrow Agent to release the Escrow Amount to the Seller Representative for payment to the Tendering Members pursuant to Section 3.06(e).

(e)          With respect to any amount paid or released to the Seller Representative pursuant to Section 3.06(d), the Seller Representative shall (i) cause the portion of such amount payable with respect to the Accelerated Award Units to be delivered to CMQR US specifying the amount to be paid to the holder of any such Unit and (ii) with respect to the remaining portion of such amount, pay to each Tendering Member, excluding any Accelerated Award Unit Holder with respect to his or her Accelerated Award Units, an amount equal to the amount that would have been distributed to such Tendering Member if such portion of such amount were distributed to the former holders of Units, excluding any Accelerated Award Unit Holder with respect to his or her Accelerated Award Units, in accordance with Section 5.02 of the Company Agreement. Promptly following the date the portion of such amount is delivered to CMQR US in accordance with this Section 3.06(e) (but in no event later than the second regularly scheduled payroll date following such date), Parent shall, with respect to each Tendering Member who is Accelerated Award Unit Holder, cause CMQR US to pay to each such Tendering Member, through CMQR US’s payroll system, an amount equal to the amount that would have been distributed to such Tendering Member with respect to such Tendering Member’s Accelerated Award Units if such portion of such amount were distributed to the Accelerated Award Unit Holders in accordance with Section 5.02 of the Company Agreement, less any required withholding taxes, and without interest thereon.

(f)           The Adjustment Amount shall be treated as an adjustment to the Closing Date Merger Consideration for federal, state, local and foreign income Tax purposes.

ARTICLE IV.

Representations and Warranties of the Company

The Company represents and warrants to Parent that, except as set forth in the Company Disclosure Letter:

SECTION 4.01. Organization and Good Standing; Charter Documents.

(a)           The Company and each of the Company Subsidiaries (i) is a limited liability company, corporation or other legal entity, duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of formation, incorporation or organization, (ii) has full limited liability company, corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted, and (iii) is duly qualified or licensed to do business as a foreign limited liability company or foreign corporation and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed, individually or in the aggregate, has not had a Company Material Adverse Effect.

(b)         The Company has made available to Parent true and complete copies of the certificate of formation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”) and the Company Agreement.

SECTION 4.02. Authority; Execution and Delivery; Enforceability.

(a)         The Company has all necessary limited liability company power and authority to execute and deliver this Agreement and any Ancillary Agreement to which it is, or is specified to be, a party, to perform its obligations hereunder and thereunder and to consummate the Transaction. The execution, delivery and performance by the Company of this Agreement and any Ancillary Agreement to which it is, or is specified to be, a party, and the consummation by the Company of the Transaction, have been duly authorized by all necessary limited liability company action. This Agreement has been duly executed and delivered by the Company, and each Ancillary Agreement to which the Company is, or is specified to be, a party will at or prior to the Effective Time be, duly executed and delivered by the Company. Assuming the due authorization, execution and delivery by the other parties hereto or thereto, this Agreement constitutes, and each Ancillary Agreement to which the Company is, or is specified to be, a party will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited against the Company by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing, or remedies in general, as from time to time in effect, or (ii) the exercise by courts of equity powers.

(b)          The Company Board has, by written consent, (i) adopted and declared advisable this Agreement and the Transaction, including the Merger, (ii) determined that the terms of this Agreement and the Transaction, including the Merger, are fair to and in the best interests of the Company and the members of the Company and (iii) recommended that the members of the Company approve this Agreement and the Transaction, including the Merger.

(c)         The Company Member Approval is the only vote required of the Company’s membership interest necessary in connection with the approval and consummation of the Merger. No other vote of the Company’s members is necessary in connection with this Agreement, the Ancillary Agreements or the consummation of the Transaction.

SECTION 4.03. Capitalization. Section 4.03 of the Company Disclosure Letter sets forth a list of each holder of Units and the number of Common Units and Preferred Units held by such holder of Units as of the date of this Agreement.  Except as set forth in Section 4.03 of the Company Disclosure Letter, as of the date of this Agreement, there are no Units or other equity interests of the Company issued, reserved for issuance or outstanding. The issued and outstanding Common Units and Preferred Units are, to the extent applicable, duly authorized, validly issued, fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DLLCA, the Company Charter, the Company Agreement or any Contract to which the Company is a party or otherwise bound.  There are not any bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Units may vote (“Voting Company Debt”). Except for the Common Unit Award Agreements, as of the date of this Agreement, there are not any Equity Rights to which the Company is a party or by which it is bound (A) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional Units or other equity interests in, or any security convertible or exercisable for or exchangeable into Units of or other equity interest in, the Company or any Voting Company Debt or (B) obligating the Company to issue, grant, extend or enter into any Equity Rights. Other than the Company Agreement and the Common Unit Award Agreements, there are no agreements to which the Company is a party, or among the holders of Units, with respect to the voting of the Units. As of the date of this Agreement, there are no outstanding contractual obligations of the Company requiring the Company to repurchase, redeem or otherwise acquire any Units.

SECTION 4.04. Company Subsidiaries. Section 4.04 of the Company Disclosure Letter lists each Company Subsidiary, its jurisdiction of organization and the percentage of its equity interests directly or indirectly held by the Company. All of the outstanding membership interests, shares of capital stock or other equity interests of each Company Subsidiary directly or indirectly held by the Company are, to the extent applicable, duly authorized, validly issued, fully paid and nonassessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary free and clear of Liens (except as provided under applicable securities Laws).  Except for the Common Unit Award Agreements, as of the date of this Agreement, there are not any Equity Rights to which any Company Subsidiary is a party or by which any Company Subsidiary is bound (A) obligating any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, equity in any Company Subsidiary or other equity interests in, or any security convertible or exercisable for or exchangeable into equity of a Company Subsidiary of or other equity interest in, any Company Subsidiary or (B) obligating any Company Subsidiary to issue, grant, extend or enter into any Equity Rights. There are no agreements to which any Company Subsidiary is a party with respect to the voting of equity in a Company Subsidiary. As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary requiring the Company or a Company Subsidiary to repurchase, redeem or otherwise acquire any equity of a Company Subsidiary. Except for its interests in the Company Subsidiaries and, prior to the consummation of the Pre-Closing Reorganization, Katahdin, the Company does not own, directly or indirectly, any membership interests, capital stock or other equity or voting interests of any Person. The Company has made available to Parent true and complete copies of the Organizational Documents of each Company Subsidiary.

SECTION 4.05. No Conflict; Required Filings and Consents.

(a)         The execution and delivery by the Company of this Agreement do not, the execution and delivery of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the performance by the Company of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party and the consummation of the Transaction will not, (i) conflict with or violate any provision of the Company Charter or Company Agreement, or the organizational or similar documents of any Company Subsidiary, (ii) assuming that all consents, approvals and authorizations contemplated by Section 4.05(b) below have been obtained, and all filings described therein have been made, conflict with or violate any Order or Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (iii) except as described in Section 4.05(a) of the Company Disclosure Letter, require any consent or other action by any Person under, result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, result (immediately or with notice or lapse of time or both) in triggering any payment or other obligations under, result in the loss of any right or benefit to which the Company or any Company Subsidiary is entitled under or result (immediately or with notice or lapse of time or both) in the creation of any Liens (other than a Permitted Lien) on any property or asset of the Company or any Company Subsidiary under any Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, is bound or affected, except in the case of clauses (ii) and (iii) above for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, have not had a Company Material Adverse Effect.

(b)          The execution and delivery by the Company of this Agreement do not, the execution and delivery by the Company of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the performance by the Company of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party and the consummation of the Transaction will not, require any Consent of, or filing with or notification to, or registration or qualification with, any Governmental Entity, except for (i) the filing of the Certificate of Merger with the Department of State of the State of Delaware, (ii) Consents, filings, notifications, registrations or qualifications listed in Section 4.05(b) of the Company Disclosure Letter, (iii) such filings as may be required in connection with the Transfer Taxes described in Section 7.09, (iv) the STB Approval and (v) such other items required solely by reason of the participation of Parent or Merger Sub (as opposed to any third party) in the Transaction, including any requirements which become applicable to the Company as a result of the specific regulatory status of Parent or Merger Sub (or any of their respective Affiliates) or as a result of any other facts that specifically relate to any business or activities in which Parent or Merger Sub (or any of their respective Affiliates) is or proposes to be engaged.  Neither the Company nor any other Person makes any express or implied representation or warranty with respect to the CTA Approval or the TC Approval.

SECTION 4.06. Compliance.

(a)         The Company and the Company Subsidiaries hold all Governmental Authorizations required to own, lease and operate their properties and lawfully conduct the businesses of the Company and the Company Subsidiaries as currently conducted and are in compliance with the terms of such Governmental Authorizations, except where the failure to hold or be in compliance with such Governmental Authorizations, individually or in the aggregate, has not had and would not reasonably be expected to have Company Material Adverse Effect. Section 4.06(a) of the Company Disclosure Letter sets forth a list of all material Governmental Authorizations of the Company and the Company Subsidiaries (the “Material Governmental Authorizations”).  Except as set forth in Section 4.06(a) of the Company Disclosure Letter, (i) to the Knowledge of the Company no event has occurred or condition or state of facts exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default under any Material Governmental Authorization or which permits or, after notice or lapse of time or both, would permit revocation or termination of any Material Governmental Authorization, or which might materially and adversely affect the rights of the Company or any Company Subsidiary under any such Material Governmental Authorization; (ii) no written notice of cancellation, of default or of any dispute concerning any Material Governmental Authorization, or of any event, condition or state of facts described in the preceding clause, has been received by the Company or any Company Subsidiary; and (iii) each of the Material Governmental Authorizations is valid, subsisting and in full force and effect.

(b)         Except as set forth in Section 4.06(b) of the Company Disclosure Letter, the Company and the Company Subsidiaries have each conducted for the past three years, and continue to conduct, its business in compliance with all applicable Laws in all material respects, except as would not be material to the business of the Company and the Company Subsidiaries.

(c)          This Section 4.06 does not relate to matters with respect to Taxes, which are the subject of Section 4.10, employee benefits matters, which are the subject of Section 4.13, labor relations matters, which are the subject of Section 4.14, intellectual property matters, which are the subject of Section 4.15, or environmental matters, which are the subject of Section 4.17.

SECTION 4.07. Litigation. Except as set forth in Section 4.07 of the Company Disclosure Letter:

(a)          As of the date of this Agreement, there is no Action pending or, to the Knowledge of the Company, threatened in writing against the Company, any of the Company Subsidiaries or their respective directors in their capacities as such (i) to enjoin, prohibit or declare unlawful the Transaction, including the Merger, or (ii) that involves an Action where the amount in controversy is in excess of $200,000.

(b)          As of the date of this Agreement, there are no material Orders outstanding against the Company or any of the Company Subsidiaries or their respective businesses, assets or properties.

SECTION 4.08. Company Financial Statements.

(a)          Section 4.08(a) of the Company Disclosure Letter sets forth true and complete copies of (i) the unaudited consolidated balance sheet of the Company (including the Company Subsidiaries and Katahdin) as of December 31, 2018 and December 31, 2017, and the related unaudited consolidated statements of operations and cash flows for the fiscal years then ended (such financial statements, the “Annual Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company (including the Company Subsidiaries and Katahdin) as of September 30, 2019 (the “Interim Balance Sheet”), and the related unaudited consolidated statements of operations for the nine (9) months then ended (such financial statements, the “Interim Financial Statements”, and together with the Annual Financial Statements, the “Company Financial Statements”). The Company Financial Statements (A) fairly present in all material respects the consolidated financial condition and the consolidated results of operations, and, with respect to the Annual Financial Statements only, cash flows of the Company, the Company Subsidiaries and Katahdin, as of the respective dates of, and for the periods referred to in, the Company Financial Statements and (B) have been prepared in accordance with GAAP, applied on a consistent basis during the periods involved, except for the absence of footnotes and in the case of the Interim Financial Statements normal year-end adjustments which are not material in amount.

(b)         Except for those liabilities and obligations: (i) reserved against or provided for in the Interim Balance Sheet; (ii) incurred in the ordinary course of business consistent with past practice since the date of the Interim Balance Sheet; (iii) as contemplated by this Agreement or the Ancillary Agreements or otherwise incurred in connection with the Transaction; (iv) that have been discharged or paid prior to the date of this Agreement; or (v) that, individually or in the aggregate, have not had or would reasonably be expected to have a Company Material Adverse Effect, none of the Company or any Company Subsidiary is, as of the date hereof, subject to any liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, fixed or contingent, that would be required to be recorded or reflected on a balance sheet in accordance with GAAP as of the date hereof. As of the date of this Agreement, none of the Company or any Company Subsidiary is a party to, and does not have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements”, where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company Financial Statements.

SECTION 4.09. No Company Material Adverse Effect. Since December 31, 2018 there has not been any event or occurrence which has had or is reasonably likely to have a Company Material Adverse Effect.

SECTION 4.10. Taxes.

(a)          Except as set forth in Section 4.10 of the Company Disclosure Letter:

(i)          all material Tax Returns required to be filed with respect to the Company and the Company Subsidiaries relating to any taxable year or period that ends on or before or includes the Closing Date have been or will be timely filed (taking into account any extensions), all such Tax Returns are correct and complete in all material respects and all Taxes shown as due on such Tax Returns have been paid;

(ii)        the Company and its Subsidiaries have fully and timely paid all material Taxes required to be paid by or with respect to them, and have made adequate provision in the financial statements of the Company (in accordance with GAAP) for Taxes not yet due and payable;

(iii)       no material deficiency with respect to any Taxes has been asserted in writing against the Company or any Company Subsidiary, which deficiency (A) has not been paid, settled or withdrawn or (B) is not being contested in good faith by appropriate proceedings;

(iv)         there are no Liens (other than Permitted Liens) for Taxes on the assets of the Company or any Company Subsidiary;

(v)          there are no material ongoing Tax Proceedings with respect to Taxes of the Company or any Company Subsidiary;

(vi)         there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary with respect to a material amounts of Taxes;

(vii)       the Company and each Company Subsidiary has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid to any employee, creditor, stockholder or other third party;

(viii)      there are no material unresolved deficiencies or additions to Taxes that have been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries;

(ix)       Neither the Company nor any Company Subsidiary is a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a material payment or indemnification obligation (other than agreements among the Company and the Company Subsidiaries and other customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which does not relate to Taxes). Neither the Company nor any Company Subsidiary has any liability for the Taxes of any Person under Treasury regulation section 1.1502-6 (or any similar provision of state, local or foreign law), or as a transferee or successor;

(x)         neither the Company nor any Company Subsidiary has entered into any closing agreement pursuant to Section 7121 of the Code or any similar provision of any state, local or foreign law with respect to a material amounts of Taxes; and

(xi)         Since January 1, 2016, neither the Company nor any Company Subsidiary has been a controlled corporation or a distributing corporation in respect of a distribution to which Section 355 of the Code was intended to apply.

(b)          Notwithstanding any other provision of this Agreement to the contrary, except to the extent that Section 4.13 contains express representations or warranties with respect to Taxes, this Section 4.10 contains the sole and exclusive representations and warranties of the Company with respect to Taxes.

SECTION 4.11. Title to Properties.

(a)          Section 4.11(a) of the Company Disclosure Letter sets forth (i) a list of all material real property comprising the Company’s and the Company Subsidiaries’ main line and secondary line tracks and right-of-way (including all real property owned in fee simple, all easements and all trackage rights and other rights of use) with milepost summaries, railroad yards and terminal facilities, on which the Company and the Company Subsidiaries conduct rail freight operations, (ii) a list of any other real property that is not listed under clause (i) (whether or not used in connection with railroad operations) owned by the Company or any Company Subsidiary that is material to the operations of the Company and the Company Subsidiaries taken as a whole and (iii)  identifies real property referred to in clause (i) or clause (ii) that is not Owned Real Property (the “Material Leased Real Property”) and the type of interest (lease, license etc.), the name of the parties to the related agreement and the expiration date of the agreement related to the Material Leased Real Property.

(b)         Except as set forth in Section 4.11(b) of the Company Disclosure Letter either the Company or a Company Subsidiary has, with respect to each parcel or segment of real property owned by the Company or any of the Company Subsidiaries (“Owned Real Property”), title, and, with respect to real property otherwise used by the Company or any Company Subsidiary (“Other Real Property Interests”), a leasehold, easement, right of way, trackage rights, license or other interest or right of possession, use or access, in each case which is sufficient to permit Parent and the Surviving Corporation to operate as railroads or conduct such business following consummation of the Transaction in substantially the same manner as is currently conducted or carried on by the Company Subsidiaries, in each case free and clear of all Liens, except for Permitted Liens.

(c)          Except as set forth in Section 4.11(c) of the Company Disclosure Letter, (i) each lease or sublease pursuant to which the Company or a Company Subsidiary has a leasehold interest in any Material Leased Real Property (each such lease or sublease, a “Lease”) (together with any amendment thereto) is valid and binding on the Company or the Company Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, (ii) none of the Company or any Company Subsidiary is in default under any Lease or has received notice of any asserted default by the Company or any Company Subsidiary party thereto under any Lease, (iii) no event or condition exists which constitutes, or after notice or lapse of time or both would constitute, a default on the part of the Company or any Company Subsidiary under any Lease, (iv) as of the date of this Agreement, no other party to such Lease is, to the Knowledge of the Company, in default in any respect thereunder, (v) as of the date of this Agreement, none of the Company or any Company Subsidiary has received written notice from any other party to a Lease that such other party intends to terminate, not renew, or renegotiate in any material respect the terms of, any such Lease and (vi) the Company has made available to Parent and true and correct copy of each Lease.

(d)          Except as set forth in Section 4.11(d) of the Company Disclosure Letter, none of the Company or the Company Subsidiaries has received written notice of any condemnation proceeding or proposed action or agreement for taking in lieu of condemnation, nor is any such proceeding, action or agreement pending or, to the Knowledge of the Company, threatened in writing, with respect to any material portion of the Owned Real Property or Other Real Property Interests.

(e)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and any Company Subsidiary has good title to, or a valid leasehold interest in, all of its material tangible personal property and assets, in each case free and clear of all Liens, except for Permitted Liens.

(f)           Katahdin does not hold any material assets, property or Governmental Authorizations material to the continued operation of the Company or the Company Subsidiaries.

SECTION 4.12. Related Party Agreements.

(a)        Except as set forth in Section 4.12(a) of the Company Disclosure Letter or to be entered into in connection with the Pre-Closing Reorganization, none of the Company or the Company Subsidiaries is party to any material Contract, arrangement or other commitment with any Person owning five percent (5%) or more of the Units, any Affiliate of such Person or any director or officer of the Company or any of the Company Subsidiaries, other than (i) agreements with Persons under common control with the Company entered into on arm’s length terms, (ii) outstanding employment arrangements between the Company or any Company Subsidiary and any of their respective directors and officers and any Benefit Plans of the Company and any Company Subsidiary or (iii) agreements entered into between the Company, on the one hand, and any of the Company Subsidiaries, on the other hand, or among the Company Subsidiaries.

(b)          There are no loans for borrowed money (whether or not evidenced by a promissory note) between the Company or any Company Subsidiary, on the one hand, and any holder of Units or any of its Affiliates, on the other hand.

SECTION 4.13. Employee Benefit Plans.

(a)          Section 4.13(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of each material Benefit Plan.  For purposes of this Agreement, “Benefit Plan” means (i) each “employee benefit plan” (as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)) (whether or not subject to ERISA) that, as of the date hereof, the Company or any of the Company Subsidiaries sponsors, participates in, is a party or contributes to (or is required to contribute to), (ii) each other employee benefit plan, program, policy or arrangement, whether written or oral, including any equity option, equity purchase, equity appreciation right, phantom equity or other equity or equity-based incentive plan, cash bonus or incentive compensation arrangement, retirement, pension, vacation, holiday, cafeteria, medical, life insurance, disability, retiree healthcare, retiree life insurance, deferred compensation, profit sharing, change in control, retention, or severance compensation plan, program, policy or arrangement, in each case, that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA) and that, as of the date hereof, the Company or any of the Company Subsidiaries sponsors, participates in, is a party or contributes to (or is required to contribute to) and (iii) each material employment, severance, change in control or consulting agreement, in each case, between the Company or any of the Company Subsidiaries, on the one hand, and any current or former officer, employee or director, or other individual service provider, of the Company or any of the Company Subsidiaries (each such current or former officer, employee, director, or other individual service provider, a “Company Employee”) that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA), other than, in the case of each of clauses (i), (ii) and (iii) of this Section 4.13(a), any collective bargaining agreement or similar labor agreement or any arrangement maintained by a Governmental Entity.

(b)          With respect to each material Benefit Plan, the Company has made available to Parent true and complete copies of (as applicable): (i) each such Benefit Plan, including any material amendment thereto, or a summary thereof; (ii) each trust, insurance contract, or other funding arrangement related thereto; (iii) each summary plan description and summary of material modifications, summaries of benefits and coverage and each currently effective employee handbook that describes the terms of such a Benefit Plan; (iv) the two most recently filed annual report on IRS Form 5500 with respect thereto; (v) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto; (vi) the most recent Internal Revenue Service determination or opinion letter relating to each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code; (vii) copies of material notices, letters or other correspondence from the Internal Revenue Service, Department of Labor, Department of Health and Human Services, Pension Benefit Guaranty Corporation or other Governmental Entity relating to the Benefit Plan; and (viii) each contract with any third party by which a Benefit Plan is administered.

(c)          None of the Company or any of the Company Subsidiaries maintains, contributes to, or sponsors, or would reasonably be expected to have any liability under, a plan subject to Title IV of ERISA or Section 412 of the Code or a multiemployer plan as defined in Section 3(37) and 4001(a)(3) of ERISA, including liability resulting from the Company or a Company Subsidiary and another organization being treated as a single employer pursuant to Section 414 of the Code or from the Company or a Company Subsidiary being treated as a successor employer to another organization.  No employees, other than current and former employees of the Company, Company Subsidiaries or Katahdin, participate in the Benefit Plans.

(d)          Each Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including but not limited to ERISA and the Code. There are no Actions pending or threatened in writing by or on behalf of any Benefit Plan, by any Company Employee or beneficiary covered under any such Benefit Plan, as applicable, or otherwise involving any such Benefit Plan (other than routine claims for benefits), except as has not had, individually or in the aggregate, a Company Material Adverse Effect.

(e)          With respect to each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code, (i) each such Benefit Plan has received a favorable determination or opinion letter from the Internal Revenue Service with respect to its qualification and (ii) to the Knowledge of the Company, no event has occurred that could reasonably be expected to result in disqualification.

(f)          No Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), beyond retirement or termination of service, other than (i) coverage mandated solely by applicable Law, (ii) coverage or benefits the future cost of which is borne by the applicable Company Employee, (iii) coverage provided in connection with severance benefits or entitlements to notice of termination of employment, the terms of which have been made available to Parent in documents provided to pursuant to Section 4.13(b) hereof, or (iv) coverage through the end of the month in which termination occurs.

(g)          Except as set forth in Section 4.13(g) of the Company Disclosure Letter, the consummation of the Transaction will not, either alone or in combination with another event, (i) entitle any Company Employee to any material severance pay, notice of termination of employment or indemnity in lieu thereof, or any other material payment under any Benefit Plan, except as expressly provided in this Agreement or (ii) result in the acceleration of the time of payment, vesting or funding, or increase the amount, of any material compensation due any Company Employee under any Benefit Plan.

(h)         Except as set forth in Section 4.13(h) of the Company Disclosure Letter, the consummation of the Transaction will not, either alone or in combination with another event, result in the payment of “excess parachute payments” within the meaning of Section 280G(b) of the Code.

(i)          Each Benefit Plan that primarily covers Company Employees based outside of the United States and/or that is governed by the Laws of any jurisdiction outside of the United States: (i) which is a funded plan is fully funded on both a going concern and a solvency basis based on reasonable actuarial assumptions in accordance with applicable accounting principles; (ii) is not a defined benefit plan (as defined under Section 147.1(1) of the Income Tax Act (Canada) or multi-employer plan); (iii) if required to be registered under the Laws of a jurisdiction outside of the United States, has been registered and has been maintained in good standing with the appropriate regulatory authorities; (iv) has been administered in accordance with its terms; (v) has been maintained and operated in compliance with all applicable Laws; and (vi) all required employer and employee contributions required by Law or the terms of such Benefit Plan have been timely made.

(j)           Each individual who is classified by the Company as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Benefit Plan, and no Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Entity or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.

(k)         Each Benefit Plan that is subject to Section 409A of the Code has been administered in compliance in all material respects with its terms and in compliance with the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. Neither the Company nor any Company Subsidiary has any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest, or penalties incurred pursuant to Section 409A of the Code.

(l)          Except to the extent (A) otherwise provided in a collective bargaining agreement listed in Section 4.14(a) of the Company Disclosure Letter, or (B) otherwise provided in any document the Company has made available to Parent with respect to a Benefit Plan listed on Section 4.13(a) of the Company Disclosure Letter, each Benefit Plan can be amended, terminated, or otherwise discontinued after the Closing in accordance with its terms, without material liabilities to Parent, the Company or the Company Subsidiaries other than ordinary administrative expenses typically incurred in a termination event, and, except as provided in Section 3.03, the Company and the Company Subsidiaries have no commitment or obligation and have not made any representations to any Company Employee, whether or not legally binding, to adopt, amend, modify, or terminate any Benefit Plan, in connection with the consummation of the transactions contemplated by this Agreement.

(m)         With respect to the Benefit Plans, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company or the Company Subsidiaries could be subject to any liability (other than liability for providing benefits and compensation in the ordinary course) under the terms of such Benefit Plans, ERISA, the Code or any other applicable Law which would have a Company Material Adverse Effect.

SECTION 4.14. Labor Relations.

(a)          Except as listed in Section 4.14(a) of the Company Disclosure Letter, as of the date hereof, no collective bargaining agreement is currently being negotiated by the Company or any of the Company Subsidiaries, and there is no labor strike, dispute, slowdown, stoppage or lockout, unfair labor practice charge, court action related to a union or collective bargaining agreement, or a material grievance actually pending or threatened in writing against or affecting the Company or any of the Company Subsidiaries. Except as listed in Section 4.14(a) of the Company Disclosure Letter, none of the Company or any of the Company Subsidiaries is party to any collective bargaining agreement or similar labor agreement. Except as listed in Section 4.14(a) of the Company Disclosure Letter, the Company and each Company Subsidiary is in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages, hours of work, pay equity, nondiscrimination, affirmative action, immigration and occupational safety and health, and, to the Knowledge of the Company, are not engaged in any material unfair labor practices as defined in the National Labor Relations Act of 1935, the Railway Labor Act of 1926 or other applicable Law.

(b)          Since the date of the Interim Balance Sheet, the Company and any Company Subsidiary have not effectuated (i) a “plant closing” as defined in the Worker Adjustment and Retraining Notification Act of 1988 (or similar foreign, state or local laws) (the “WARN Act”) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of the Company Subsidiaries or (ii) a “mass layoff” or “group termination” as defined in the WARN Act or other applicable Laws affecting any site of employment or facility of the Company or any of the Company Subsidiaries.

SECTION 4.15. Intellectual Property.

(a)          Section 4.15(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all Intellectual Property Rights registered, applied for, or recorded with any Governmental Entity or authorized private registrar, and all unregistered material Trademarks, owned by the Company or any Company Subsidiary, including without limitation domain name registrations and social media accounts. The Company or a Company Subsidiary owns, or is licensed or otherwise has the right to use, all Intellectual Property Rights necessary for the business of the Company and any Company Subsidiary as presently conducted. The conduct of the business of the Company and any Company Subsidiary as currently conducted does not, and as conducted in the past three years, did not, infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person. No claims are pending or, to the Knowledge of the Company, threatened alleging that the Company or any Company Subsidiary is infringing or misappropriating, or has infringed or misappropriated, the Intellectual Property Rights of any Person. To the Knowledge of the Company, as of the date of this Agreement, no Person is infringing or misappropriating the Intellectual Property Rights of the Company or any Company Subsidiary.

(b)          Section 4.15(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all material licenses of Intellectual Property Rights granted to or by the Company or any Company Subsidiary, excluding licenses of Off-the-Shelf Software, and each such license is valid and binding on the Company or Company Subsidiary, as applicable, in accordance with its terms, and neither the Company nor any Company Subsidiary are in material breach of such licenses.

(c)          To the Knowledge of the Company, there have been no material unauthorized intrusions, incidents of exceeded authority, or breaches of the security of information technology systems with respect to Company or any Company Subsidiary. To the Knowledge of the Company, there have been no material unauthorized intrusions, incidents of exceeded authority, or breaches of the security of information technology systems at any information technology vendor, data center, or other hosting provider facility at which any software or data of the Company or any Company Subsidiary has been hosted or stored. The collection, use and dissemination of any personally-identifiable information concerning individuals by the Company and the Company Subsidiary is in material compliance with all applicable privacy policies, terms of use, and Laws applicable to the Company and the Company Subsidiary.

SECTION 4.16. Brokers. No broker, finder or investment banker (other than BMO Capital Markets Corp., the fees and expenses of which will be paid by the Company) is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the Transaction based upon arrangements made by or on behalf of the Company, the Company Subsidiaries or any of their respective directors, officers or employees.

SECTION 4.17. Environmental Matters.

(a)          Except as set forth in Section 4.17(a) of the Company Disclosure Letter, as otherwise provided in Section 4.17(c) with respect to the Lac Megantic Tracks or has not had, individually or in the aggregate, a Company Material Adverse Effect:

(i)          The Company and each Company Subsidiary are in compliance with, and for the past three years have been in compliance with, all applicable Environmental Laws and all Environmental Permits, except for such matters that have been resolved without any pending, ongoing or future obligation, cost or liability.

(ii)         (A) There are no underground or aboveground storage tanks or any surface impoundments, septic tanks, wells, pits, sumps or lagoons in which Hazardous Substances are being or, to the Knowledge of the Company, have been treated, stored or disposed of on any of the Real Property or, during the period of the Company’s or any Company Subsidiary’s ownership, lease, use or occupancy thereof, on any property formerly owned, leased, used or occupied by the Company or any Company Subsidiary, and (B) to the Knowledge of the Company, neither the Company nor any Company Subsidiary has engaged in operation or activities upon any of the Real Property for the purpose of, or in any way involving, the handling, manufacture, treatment, processing, storage, use, generation or Release of any Hazardous Substances, at, on, or under such Real Property, except in each case of (A) and (B), in compliance in all material respects with all applicable Environmental Laws.

(iii)        To the Knowledge of the Company, there has been no Release of any Hazardous Substance by the Company or any Company Subsidiary, other than in the ordinary course of business, on any of the Real Property or, during the period of the Company’s or any Company Subsidiary’s ownership, lease, use or occupancy thereof, by the Company or any Company Subsidiary on any property formerly owned, leased, used or occupied by the Company or any Company Subsidiary in a manner that could reasonably be expected to result in Liability to the Company or any Company Subsidiary under Environmental Laws.

(iv)        Neither the Company nor any Company Subsidiary is conducting or paying for or, to the Knowledge of the Company, is obligated to conduct or pay for, any Remedial Action at the Real Property or at any other location, either voluntarily or pursuant to the order of any Governmental Entity or the requirements of any Environmental Law or Environmental Permit.

(v)         To the Knowledge of the Company, there is no asbestos or asbestos-containing material on any of the Real Property.

(vi)        To the Knowledge of the Company, none of the Real Property is listed or proposed for listing on the National Priorities List, CERCLIS, SEMS, the Répertoire des terrains contaminés or on any analogous federal, state, provincial or local list.

(vii)       No Environmental Claim has been received by the Company or any Company Subsidiary, and there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company, any Company Subsidiary or the Real Property, and, to the Knowledge of the Company, there are no circumstances that can reasonably be expected to form the basis of any such Environmental Claim.

(viii)      None of the Company or the Company Subsidiaries is party to any Order that imposes any obligations under any Environmental Laws.

(ix)        There are no outstanding material requests from a Governmental Entity for information relating to Environmental Laws, Environmental Permits or Hazardous Substances.

(b)          The Company has made available to Parent copies of (i) any environmental assessment or audit reports or other similar environmental studies or analyses relating to the Company and the Company Subsidiaries, their operations and the Real Property that are in the Company’s or any Company Subsidiary’s possession or reasonable control and (ii) all insurance policies issued within the three-year period immediately prior to the date hereof that may currently provide coverage to the Company or any Company Subsidiary for any environmental matters.

(c)          Notwithstanding Section 4.17(a), neither the Company nor any other Person makes any express or implied representation or warranty with respect to the environmental condition of, compliance with Environmental Laws of, or the presence of Hazardous Substances on or along, the Lac Megantic Tracks.

(d)          Section 4.17(d) of the Company Disclosure Letter sets forth a list of all material Governmental Authorizations of the Company and the Company Subsidiaries related to environmental matters (the “Material Environmental Authorizations”).  Except as set forth in Section 4.17(d) of the Company Disclosure Letter, (i) to the Knowledge of the Company no event has occurred or condition or state of facts exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default under any Material Environmental Authorization or which permits or, after notice or lapse of time or both, would permit revocation or termination of any Material Environmental Authorization, or which might materially and adversely affect the rights of the Company or any Company Subsidiary under any such Material Environmental Authorization; (ii) no written notice of cancellation, of default or of any dispute concerning any Material Environmental Authorization, or of any event, condition or state of facts described in the preceding clause, has been received by the Company or any Company Subsidiary; and (iii) each of the Material Environmental Authorizations is valid, subsisting and in full force and effect.

(e)           Notwithstanding any other provision in this Agreement to the contrary, Section 4.05(b) and this Section 4.17 contain the sole and exclusive representations and warranties of the Company with respect to Hazardous Substances, Environmental Laws and Environmental Permits.

SECTION 4.18. Material Contracts.

(a)          Section 4.18(a) of the Company Disclosure Letter lists each of the following Contracts to which the Company or any Company Subsidiary is party or is bound as of the date hereof, excluding the Benefits Plans and the Leases (such Contracts, “Material Contracts”):

(i)          Contracts containing restrictions on the right of the Company or any Company Subsidiary to engage in activities competitive with any Person or to solicit customers or suppliers anywhere in the world;

(ii)         Contracts that provide for (A) Indebtedness (other than Indebtedness described in clause (c) of the definition thereof) or that relate to a swap or hedging transaction or other derivative agreement and (B) Indebtedness described in clause (c) of the definition thereof in excess of $100,000;

(iii)        Contracts with outstanding obligations for the Company or any Company Subsidiary to make any capital commitment or capital expenditure, other than acquisition of inventory, in excess of $500,000;

(iv)        Contracts that provide the Company or the Company Subsidiaries rights as to the operation, management or control of a partnership, joint venture or similar arrangement, unless such partnership, joint venture or similar arrangement is immaterial to the Company and any Company Subsidiary, taken as a whole;

(v)         Contracts that relate to any acquisition of a business by the Company or any Company Subsidiary;

(vi)        all material Contracts with any Governmental Entity;

(vii)       each lease of personal property involving more than $200,000 in the aggregate of rent over the remaining term of the lease;

(viii)      all Contracts to sell or otherwise dispose of any assets having a fair market value in excess of $500,000 other than in the ordinary course of business;

(ix)        all Contracts under which the Company or any Company Subsidiary is or may become obligated to pay any amount in respect of deferred or conditional purchase price (other than ordinary trade terms), indemnification obligations, purchase price adjustment or otherwise in connection with any (a) acquisition or disposition of all or substantially all of the assets or securities constituting a line of business of any Person, (b) merger, consolidation or other business combination, or (c) series or group of related transactions or events of a type specified in subclauses (a) and (b);

(x)         all Contracts for the pending purchase or sale of real property with a purchase price in excess of $500,000;

(xi)        all Contracts that require the Company or any Company Subsidiary to exclusively use a vendor or supplier or that contain a most favored nation provision;

(xii)       all material guarantees of the obligations of  officers, directors, employees, Affiliates (including Katahdin) or others entered into other than in the ordinary course of business;

(xiii)      all material Contracts containing “paper barriers” as such term is generally understood in the railroad industry;

(xiv)      all material Contracts granting demurrage relief to a shipper other than those entered into in the ordinary course of business;

(xv)       all material Contracts imposing car or other equipment supply obligations entered into other than in the ordinary course of business;

(xvi)      all material Contracts granting another common carrier the right to use all or any portion of the Real Property or rail lines, yards or other facilities of the Company or any Company Subsidiary (including yard(s) and other facilities) or the right to serve industries located on the Real Property or rail lines, yards or other facilities of the Company or any Company Subsidiary;

(xvii)     all material Contracts granting the right to use all or any portion of the rail line, yards or other facilities of another common carrier which relate to the Real Property;

(xviii)    all Contracts with shippers for rail transportation that entitles the Company or any Company Subsidiary to receive $200,000 or more in any consecutive 12-month period; and

(xix)      any other Contract that obligates the Company or any Company Subsidiary to pay, or that entitles the Company or any Company Subsidiary to receive, $500,000 or more in any consecutive 12-month period that is not terminable without penalty upon 90 days prior written notice or less by the Company or any Company Subsidiary.

(b)         Except as disclosed in Section 4.18(b) of the Company Disclosure Letter, (i) each Material Contract is valid and binding on the Company or the Company Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, (ii) none of the Company or any Company Subsidiary is in material default under any Material Contract or has received notice of any asserted default by the Company or any Company Subsidiary party thereto under any Material Contract, (iii) no event or condition exists which constitutes, or after notice or lapse of time or both would constitute, a material default on the part of the Company or any Company Subsidiary under any Material Contract, (iv) as of the date of this Agreement, no other party to such Material Contract is, to the Knowledge of the Company, in material default in any respect thereunder, (v) as of the date of this Agreement, none of the Company or any Company Subsidiary has received written notice from any other party to a Material Contract that such other party intends to terminate, not renew, or renegotiate in any material respect the terms of, any such Material Contract and (vi) upon consummation of the Transaction, each Material Contract shall continue in full force and effect without any change in control or prepayment expense or penalty without the consent, approval or act of, or the making of any filing with, any other Person.

(c)          The Company has furnished or otherwise made available to Parent true and complete copies of each Material Contract.

SECTION 4.19. Absence of Certain Changes. Since December 31, 2018 until the date of this Agreement, except as set forth in Section 4.19 of the Company Disclosure Letter, the Company and each Company Subsidiary has conducted its business in the ordinary course consistent with past practice and neither the Company nor any Company Subsidiary has:

(a)          (i) granted any material increase, or announced any material increase, in the wages, salaries, cash compensation, bonuses, or other cash incentives payable by the Company or any Company Subsidiary to any of its employees, including, without limitation, any such increase pursuant to any Benefit Plan, or (ii) established or materially increased or promised to materially increase any benefits under any material Benefit Plan, in either case (i) or (ii), except (A) as required by Law or any collective bargaining agreement or (B) for annual merit increases or increases in connection with promotions in the ordinary course of business consistent with the past practices of the Company;

(b)          made any change in any method of accounting or accounting practice or policy used by the Company except as required by Law or GAAP;

(c)          (i) sold, leased to others or otherwise disposed of, or mortgaged or pledged, or imposed or suffered to be imposed any Lien on, any of its assets with a fair market value in excess of $500,000 other than in the ordinary course of business or (ii) entered into any contractual obligation relating to (A) the purchase of assets constituting a business, (B) any merger, consolidation or other business combination or (C) the acquisition of real property or undertaking capital expenditures in excess of $500,000;

(d)          entered into a collective bargaining agreement;

(e)          abandoned or discontinued service on all or any part of the rail lines owned by the Company or any Company Subsidiary; or

(f)           entered into any agreement or contractual obligation to do any of the things referred to in clauses (a) through (e) above.

SECTION 4.20. No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article IV, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company, the Company Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company or the Company Subsidiaries, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. In particular, and without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, the Company Subsidiaries or their respective businesses or (b) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company and any Company Subsidiary, the negotiation of this Agreement or the course of the Transaction. Each of the Company and any Company Subsidiary disclaims any and all other representations and warranties, whether express or implied.

ARTICLE V.

Representations and Warranties of Parent and Merger Sub

Each of Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

SECTION 5.01. Organization, Standing and Power. Each of Parent and Merger Sub (i) is a limited liability company, corporation or other entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of formation, incorporation or organization, (ii) has full limited liability company, corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted, except where any failure to have such power or authority, individually or in the aggregate, has not had a material adverse effect on the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Transaction (any such material adverse effect, a “Parent Material Adverse Effect”), and (iii) is duly qualified or licensed to do business as a foreign limited liability company, corporation or other entity and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed, individually or in the aggregate, has not had a Parent Material Adverse Effect.

SECTION 5.02. Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all necessary limited liability company, corporate or other power and authority to execute and deliver this Agreement and any Ancillary Agreement to which it is, or is specified to be, a party, to perform its obligations hereunder and thereunder and to consummate the Transaction, subject, in the case of the consummation of the Merger by Merger Sub, to the approval of this Agreement by Parent, as the sole member of Merger Sub, which approval will be obtained and delivered to Seller Representative as soon as reasonably practicable following the execution of this Agreement. The execution, delivery and performance by Parent and Merger Sub of this Agreement and any Ancillary Agreement to which it is, or is specified to be, a party, and the consummation by Parent and Merger Sub of the Transaction, have been duly authorized by all necessary limited liability company, corporate or other action, subject, in the case of the consummation of the Merger by Merger Sub, to the approval of this Agreement by Parent, as the sole member of Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub, and each Ancillary Agreement to which Parent or Merger Sub is, or is specified to be, a party will at or prior to the Effective Time be duly executed and delivered by Parent or Merger Sub, as applicable. Assuming the due authorization, execution and delivery by the other parties thereto, this Agreement constitutes, and each Ancillary Agreement to which Parent or Merger Sub is, or is specified to be, a party will constitute, a legal, valid and binding obligation of Parent or Merger Sub, as applicable, enforceable against Parent or Merger Sub in accordance with its terms, except as enforcement thereof may be limited against Parent or Merger Sub by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing, or remedies in general, as from time to time in effect, or (ii) the exercise by courts of equity powers. No vote of holders of any class or series of equity interests of Parent is required in connection with the execution, delivery and performance by Parent of this Agreement and any Ancillary Agreement to which it is, or is specified to be, a party, and the consummation by Parent of the Transaction.

SECTION 5.03. No Conflicts; Consents.

(a)          The execution and delivery by Parent and Merger Sub of this Agreement do not, the execution and delivery of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the performance by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party and the consummation of the Transaction will not, (i) conflict with or violate any provision of charter or organizational or similar documents of Parent, Merger Sub or any of their respective subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by Section 5.03(b) below have been obtained, and all filings described therein have been made, conflict with or violate any Order or Law applicable to Parent, Merger Sub or any of their respective subsidiaries or by which any property or asset of Parent, Merger Sub or any of their respective subsidiaries is bound or affected or (iii) require any consent or other action by any Person under, result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, result (immediately or with notice or lapse of time or both) in triggering any payment or other obligations under, result in the loss of any right or benefit to which Parent, Merger Sub or any of their respective subsidiaries is entitled under or result (immediately or with notice or lapse of time or both) in the creation of any Lien on any property or asset of Parent, Merger Sub or any of their respective subsidiaries under, any Contract to which Parent, Merger Sub or any of their respective subsidiaries is a party or by which Parent, Merger Sub or any of their respective subsidiaries, or any property or asset of Parent, Merger Sub or any of their respective subsidiaries, is bound or affected, except in the case of clauses (ii) and (iii) above for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, have not had a Parent Material Adverse Effect.

(b)          The execution and delivery by Parent and Merger Sub of this Agreement do not, the execution and delivery of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the performance by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party and the consummation of the Transaction will not, require any Consent of, or filing with or notification to, or registration or qualification with, any Governmental Entity, except for (i) the filing of the Certificate of Merger with the Department of State of the State of Delaware, (ii) compliance with and such filings as may be required under applicable state property transfer laws or Environmental Laws, (iii) such filings as may be required in connection with the Transfer Taxes described in Section 7.09, (iv) STB Approval, CTA Approval and TC Approval and (v) such other items (A) required solely by reason of the participation of the Company (as opposed to any third party) in the Transaction or (B) that, individually or in the aggregate, have not had a Parent Material Adverse Effect.

SECTION 5.04. Brokers. No broker, finder or investment banker (other than CIBC World Markets Inc., the fees and expenses of which will be paid by Parent) is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the Transaction based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective directors, officers or employees.

SECTION 5.05. Available Funds. Concurrently with the execution of this Agreement, Guarantor has delivered to the Company a copy of the Guaranty duly executed by the Guarantor. The Guaranty is in full force and effect and is a valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally and general equitable principles) and no event has occurred which, with or without notice, lapse of time or both, could constitute a default on the part of the Guarantor under the Guaranty. As of the date of this Agreement, Guarantor has, and as of the Closing Date, Guarantor will have, cash on hand that is sufficient to enable Parent and the Merger Sub to consummate the Transaction.

SECTION 5.06. Litigation. As of the date of this Agreement, there is no Action pending or to the Knowledge of Parent, threatened – in writing against Parent, Merger Sub or any of their respective subsidiaries (i) to enjoin, prohibit or declare unlawful the Transaction, including the Merger, or (ii) that, individually or in the aggregate, has had a Parent Material Adverse Effect, nor are there any Orders outstanding against Parent, Merger Sub or any of their respective subsidiaries that, individually or in the aggregate, has had a Parent Material Adverse Effect.

SECTION 5.07. Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transaction. Except for Liabilities incurred in connection with its formation or the Transaction, Merger Sub has not, and prior to the Effective Time will not have, incurred, directly or indirectly through any Affiliate, any Liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. All of the membership interests of Merger Sub have been, to the extent applicable, validly issued, are fully paid and nonassessable and are owned by Parent, free and clear of any Lien.

SECTION 5.08. Canada Insurance Indemnity. Each of Parent and Merger Sub acknowledges and agrees that the Indemnity Agreement between Sponsor and CMQR Canada dated as of June 15, 2015, as amended (the “Canada Insurance Indemnity”), will be terminated as of the Closing Date, and that Parent and Merger Sub may be required to provide a substitute indemnification arrangement with the CTA in order to maintain the Certificate of Fitness to operate as a railway company from and after the Closing Date.

SECTION 5.09. No Additional Representations; No Reliance.

(a)         Each of Parent and Merger Sub acknowledges and agrees that except for the representations and warranties made by the Company in Article IV, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company, the Company Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company or the Company Subsidiaries, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Each of Parent and Merger Sub acknowledges and agrees that, without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, the Company Subsidiaries or their respective businesses or (b) except for the representations and warranties made by the Company in Article IV, any oral or written information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company and any Company Subsidiary, the negotiation of this Agreement or the course of the Transaction.  Each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub, any of their respective Affiliates or Representatives or any Person resulting from the consummation of the Transaction or the use by Parent, Merger Sub or any of their respective Affiliates or Representatives of any such information, including information, documents, projections, forecasts or other material made available to Parent, Merger Sub or any of their respective Affiliates or Representatives in the Confidential Information Memorandum, any “data rooms”, teaser, confidential information or management presentations in connection with the Transaction, unless any such information is expressly and specifically included in a representation or warranty contained in Article IV; provided, however, that the limitation in this sentence shall not limit the liability of any Company Affiliate arising as a result of Acquired Company Fraud.  In addition to the foregoing, each of Parent and Merger Sub acknowledges and agrees that (x) neither the Company nor any other Person has made any express or implied representation or warranty with respect to the environmental condition of, compliance with Environmental Laws of, or the presence of Hazardous Substances on or along, the Lac Megantic Tracks, and (y) Parent and Merger Sub shall accept the Lac Megantic Tracks “as is, where-is” and with all faults and defects in their present condition.

(b)          Each of Parent and Merger Sub acknowledges and agrees that, in connection with Parent’s and Merger Sub’s investigation of the business of the Company and any Company Subsidiary, the Company has delivered, or made available to Parent, Merger Sub and their respective Affiliates and Representatives, certain projections and other forecasts, including but not limited to, projected financial statements, cash flow items and other data relating to the business of the Company and any Company Subsidiary and certain business plan information of such business. Each of Parent and Merger Sub acknowledges and agrees that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly are not relying on them, that Parent and Merger Sub are familiar with such uncertainties, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to them, and that Parent, Merger Sub and their respective Affiliates and Representatives shall have no claim against any Person with respect thereto; provided, however, that the limitation in this sentence shall not limit the liability of any Company Affiliate arising as a result of Acquired Company Fraud. Accordingly, each of Parent and Merger Sub acknowledges and agrees that none of the Company or the Company Subsidiaries or any of their respective Representatives, agents or Affiliates has made any representation or warranty with respect to such projections and other forecasts and plans.

(c)          Each of Parent and Merger Sub acknowledges and agrees that the obligation of Parent and Merger Sub to consummate the Transaction is not conditioned by, or contingent upon, obtaining the CTA Approval and/or the TC Approval.

(d)          Notwithstanding anything contained in this Agreement, each of Parent and Merger Sub acknowledges and agrees that it is the explicit intent of the parties hereto that none of the Company or the Company Subsidiaries is making any representation or warranty whatsoever, express or implied, beyond those expressly given in Article IV, including any implied warranty or representation as to the value, condition, non-infringement, merchantability, suitability or fitness for a particular purpose with respect to any of the assets of the business of the Company or the Company Subsidiaries.

(e)          In furtherance of the foregoing, each of Parent and Merger Sub acknowledges and agrees that it is not relying on any representation or warranty of the Company or the Company Subsidiaries, other than those representations and warranties specifically set forth in Article IV.  Each of Parent and Merger Sub acknowledges and agrees it has conducted to its satisfaction an independent investigation of the financial condition, liabilities, results of operations and projected operations of the business of the Company and any Company Subsidiary and the nature and condition of their properties, assets and businesses and, in making the determination to proceed with the Transaction, and that it has relied solely on the results of its own independent investigation and the representations and warranties set forth in Article IV.

ARTICLE VI.

Covenants Relating to Conduct of Business

SECTION 6.01. Operation of the Business of the Company and any Company Subsidiary.

(a)          Except in respect of matters (i) required by applicable Law, Order or a Governmental Entity, (ii) set forth in Section 6.01 of the Company Disclosure Letter, (iii) consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned) or (iv) set forth in or as otherwise contemplated, permitted or required by this Agreement (including with respect to the Pre-Closing Reorganization), the Company covenants and agrees that between the date of this Agreement and the Effective Time, the Company shall and shall cause each of the Company Subsidiaries to use commercially reasonable efforts to, (x) maintain its existence in good standing under applicable Law, (y) subject to the restrictions and exceptions set forth in Section 6.01(b) or elsewhere in this Agreement, conduct its business and operations in the ordinary course of business and in a manner substantially consistent with prior practice and (z) preserve substantially intact its business organizations, keep available the services of its current officers and employees and preserve substantially intact the current relationships of the Company and any Company Subsidiary with customers, suppliers, distributors and other Persons with which the Company or any of the Company Subsidiaries has business relations that are material to the Company and any Company Subsidiary, taken as a whole; provided, however, that no action by the Company or any of the Company Subsidiaries with respect to matters specifically addressed by Section 6.01(b) shall be deemed to be a breach of this Section 6.01(a) unless such action would constitute a breach of Section 6.01(b).

(b)         Without limiting the foregoing, except in respect of matters (w) required by applicable Law, Order or a Governmental Entity, (x) set forth in Section 6.01 of the Company Disclosure Letter, (y) consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned) or (z) set forth in or as otherwise contemplated, permitted or required by this Agreement (including with respect to the Pre-Closing Reorganization), the Company covenants and agrees that between the date of this Agreement and the Effective Time, the Company shall not and shall cause each of the Company Subsidiaries not to:

(i)          in the case of the Company, (A) adjust, split, combine or reclassify any of its Units or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, Units or (B) repurchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire, directly or indirectly, any Units or any Equity Rights;

(ii)         issue, deliver or sell any Units or any Equity Rights or any capital stock or membership interests in any of any of the Company Subsidiaries, other than issuances, deliveries or sales of capital stock or membership interests in any Company Subsidiary to the Company or another Company Subsidiary;

(iii)        amend or otherwise change the Company Charter or Company Agreement (whether by merger, consolidation or otherwise);

(iv)        purchase an equity interest in any Person or any division or business thereof if the aggregate amount of the consideration paid or transferred by the Company and any Company Subsidiary in connection with such purchase would reasonably be expected to exceed $500,000, except for any such action (A) pursuant to a Common Unit Award Agreement or (B) solely between or among the Company and any Company Subsidiary;

(v)         sell, lease, license or otherwise dispose of any of its properties or assets (including equity interests of any Company Subsidiary) other than (A) sales or other dispositions of inventory or other assets in the ordinary course of business and in a manner substantially consistent with past practice, including transfers of material intellectual property to distributors in the ordinary course of business, (B) leases and subleases of Owned Real Property and Other Real Property Interests leased by the Company or the Company Subsidiaries in the ordinary course of business and in a manner substantially consistent with past practice, (C) sales of obsolete or written off assets in the ordinary course of business and in a manner substantially consistent with past practice or (D) sales or other dispositions of assets utilized in the operations of the Company or the Company Subsidiaries the total value of which does not exceed $500,000 in the aggregate;

(vi)        pledge, encumber or otherwise subject to an Lien (other than a Permitted Lien) any properties or assets (including equity interests of any Company Subsidiary);

(vii)       make any loans or capital contributions to, or investments in, any Person, other than to or in the Company or any Company Subsidiary, except for extensions of trade credit in the ordinary course of business and in a manner substantially consistent with past practice;

(viii)      (A) grant any material increase, or announce any material increase, in the wages, salaries, compensation, bonuses, or other incentives payable by the Company or any Company Subsidiary to any of its employees, including, without limitation, any such increase pursuant to any Benefit Plan or (B) establish or materially increase or promise to materially increase any benefits under any Benefit Plan, in either case (A) or (B), except (1) as required by Law or any collective bargaining agreement or (2) for annual merit increases or increases in connection with promotions in the ordinary course of business consistent with the past practices of the Company;

(ix)        enter into, renew, or extend any agreement with any of its directors, officers, employees, or labor organizations (or with any relative, beneficiary, spouse or Affiliate of such Person) or take any action that has the effect of creating or triggering, any entitlement to benefits under the terms of any such agreement; provided, however, that CMQR US and CMQR Canada, as applicable, may continue the current negotiations, and may enter into an extended or modified collective bargaining agreement, with labor organizations representing CMQR US’s United States employees and CMQR Canada’s employees in Canada so long as such extensions or modifications provide no more than a 3% base salary increase per annum;

(x)         enter into, renew, or extend any agreement with any holder of Units (or with any relative, beneficiary, spouse or Affiliate of such Person);

(xi)        create, incur, guarantee or assume any Indebtedness in excess of $200,000 other than under the Existing Credit Agreement or the Existing Equipment Loan Agreement;

(xii)       adopt or enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(xiii)      change its present accounting methods or principles in any material respect, except as required by Law or GAAP;

(xiv)      cancel any material insurance policy or allow any material insurance policy to lapse unless it is replaced by another insurance policy containing substantially similar terms;

(xv)        lease any properties or assets of the Company or the Company Subsidiaries pursuant to a lease which provides for pre-paid rent or substantially all rent to be paid prior to the Closing in an aggregate amount in excess of $75,000;

(xvi)       except pursuant to the Pre-Closing Reorganization, make or pay any dividends or distributions (whether in cash, securities or other property) to any holder of Units or otherwise, except for redemptions, dividends or distributions (whether in cash, securities or other property) by any Company Subsidiary solely to the Company or to another Company Subsidiary;

(xvii)     make any capital or other expenditure or commitment for any capital or other expenditure in excess of $500,000, except for capital expenditures in connection with (A) work performed under the Company Subsidiaries’ existing 2019 capital program for track and facilities, and (B) work planned to be performed prior to the Effective Time under the Company Subsidiaries’ existing 2020 capital program for track and facilities; or

(xviii)    authorize, commit or agree to take any of the actions described in this Section 6.01(b).

ARTICLE VII.

Additional Agreements

SECTION 7.01. Access to Information.

(a)         Subject to applicable Law and any applicable Order, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Section 9.01, upon reasonable notice, the Company shall, and shall cause each Company Subsidiary to, afford to Parent and its Representatives reasonable access during normal business hours to the officers, employees, agents, properties, books, Tax Returns, Contracts and records (other than any of the foregoing that relate to the negotiation and execution of this Agreement or any Ancillary Agreement or any proposals from other parties relating to any competing or alternative transactions) of the Company and any Company Subsidiary, and the Company shall, and shall cause each Company Subsidiary to, furnish promptly to Parent and its Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request, provided, however, that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or the Company Subsidiaries; provided further that the Company and any Company Subsidiary shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so could (a) result in the disclosure of trade secrets or competitively sensitive information, (b) violate applicable Law, an applicable Order or a Contract or obligation of confidentiality owing to a third party, (c) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege, (d) be adverse to the interests of the Company or any of the Company Subsidiaries in any pending or threatened Action or (e) expose the Company or the Company Subsidiaries to risk of liability for disclosure of sensitive or personal information; provided further that Parent and its Representatives may only conduct a visual inspection of the properties of the Company and the Company Subsidiaries, and Parent agrees that neither it nor its Representatives may conduct any Invasive Activities on or inspections (other than a visual inspection) of the properties of the Company and the Company Subsidiaries or operate any equipment or machinery in the course of such visual inspection. All requests for information made pursuant to this Section 7.01 shall be directed to the executive officer or other Person designated by the Company. Until the Effective Time, all information provided will be subject to the terms of the letter agreement dated as of July 24, 2019 by and between the Company and Parent (the “Confidentiality Agreement”).

(b)          TO THE FULLEST EXTENT PERMITTED BY LAW, PARENT AND MERGER SUB SHALL PROTECT, DEFEND, INDEMNIFY AND HOLD HARMLESS THE COMPANY, THE COMPANY SUBSIDIARIES, KATAHDIN, AND THEIR RESPECTIVE REPRESENTATIVES, FROM ANY AND ALL LOSSES, INCLUDING THOSE FOR (1) ANY INJURY, ILLNESS OR DEATH OF ANY PERSONS (INCLUDING THIRD PARTIES, PARENT, MERGER SUB, THE COMPANY, ANY COMPANY SUBSIDIARY, KATAHDIN OR ANY OF THEIR RESPECTIVE REPRESENTATIVES) AND (2) DAMAGE TO PROPERTY (INCLUDING DAMAGE TO PROPERTY OF THIRD PARTIES, PARENT, MERGER SUB, THE COMPANY, ANY COMPANY SUBSIDIARY, KATAHDIN OR ANY OF THEIR RESPECTIVE REPRESENTATIVES) TO THE EXTENT CAUSED BY, ARISING OUT OF, OR RESULTING FROM THE ACTIVITIES OF PARENT OR ANY OF ITS REPRESENTATIVES IN CONNECTION WITH THE RIGHTS OF ACCESS, EXAMINATION AND INSPECTION GRANTED UNDER THIS SECTION 7.01, EVEN IF SUCH INDEMNIFIED EVENT IS CAUSED BY, ARISES OUT OF OR RESULTS FROM THE ACTIVE OR PASSIVE, SOLE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY, BREACH OF DUTY (STATUTORY OR OTHERWISE), VIOLATION OF LAW (EXCEPT TO THE EXTENT SUCH VIOLATION IS AN ALLEGED VIOLATION OF A CRIMINAL CODE) OR OTHER FAULT OF THE AFORESAID INDEMNIFIED PARTIES, OR ANY PRE-EXISTING DEFECT, BUT NOT TO THE EXTENT THAT SUCH INDEMNIFIED EVENT OR OCCURRENCE IS CAUSED BY OR THE RESULT OF GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH INDEMNIFIED PARTIES. NOTWITHSTANDING THE FOREGOING, NEITHER PARENT NOR MERGER SUB SHALL HAVE ANY RESPONSIBILITY PURSUANT TO THIS SECTION 7.01(b) WITH RESPECT TO PRE-EXISTING HAZARDOUS SUBSTANCES, EXCEPT TO THE EXTENT EXACERBATED BY THE ACTIVITIES OF PARENT OR ANY OF ITS REPRESENTATIVES IN CONNECTION WITH THE RIGHTS OF ACCESS, EXAMINATION AND INSPECTION GRANTED UNDER THIS SECTION 7.01.

SECTION 7.02. Reasonable Best Efforts.

(a)         Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to cause the conditions to Closing set forth in Article VIII of this Agreement to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transaction, including:

(i)         obtaining in the most expeditious manner practicable the STB Approval,  (A) by filing, no later than five (5) Business Days after the date hereof, a request pursuant to 49 C.F.R. § 1013.3(a) for authorization of a voting trust (in the form attached as Exhibit H to this Agreement) under which all of the shares of capital stock of CMQR US shall be placed into an irrevocable voting trust as of the Effective Time pending receipt of final STB approval or exemption of the Transaction pursuant to 49 U.S.C. § 11323 et seq., and (B) by filing no later than twenty (20) Business Days after the date hereof an application pursuant to 49 U.S.C. § 11323 et seq. for approval of the Transaction (including all  necessary documentation), in each case at Parent’s sole cost and expense, and to promptly make any subsequent record filings with or presentations to the STB in connection with such application;

(ii)         obtaining in the most expeditious manner practicable the CTA Approval and the TC Approval, in each case at Parent’s sole cost and expense;

(iii)        obtaining in the most expeditious manner practicable all other Governmental Authorizations, Consents, Orders and approvals of the Transaction, and to make all filings with and to give all notices to all Governmental Entities and officials required to consummate the Transaction, and promptly supplying any information and documentary material that may be requested by any Governmental Entity in connection with this Agreement, the Transaction or such Governmental Authorizations, Consents, Orders and approvals;

(iv)        seeking to have lifted or rescinded any Order, decree or ruling issued by any Governmental Entity of competent jurisdiction which has the effect of making the Transaction illegal or otherwise prohibiting consummation of the Transaction;

(v)         vigorously defending any Actions, whether regulatory, judicial, administrative or other, to which it is a party challenging or affecting this Agreement, the Ancillary Agreements or the Transaction, or seeking to prohibit or delay the Closing, or which would prevent or make illegal the consummation of the Transaction; and

(vi)        executing and delivering any additional instruments necessary to consummate the Transaction and fully carry out the purposes of this Agreement.

(b)          Prior to Closing, and subject to the other provisions of this Section 7.02,  Parent, Merger Sub and the Company shall coordinate the overall development of the positions to be taken and the regulatory actions to be requested in any applications and filings related to the STB Approval and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, any Governmental Entity relating to the STB Approval and of all other matters incidental thereto. Subject to obtaining the cooperation of the Company in an expeditious manner at the request of Parent (including directing CMQR Canada to submit notices drafted by Parent) for purposes of giving effect to the Transaction, Parent shall be solely responsible for (x) devising the strategy for obtaining the CTA Approval, the TC Approval and any other Governmental Authorizations, Consents, Orders and approvals from Governmental Entities in connection with the Transaction other than the STB Approval and (y) coordinating the overall development of the positions to be taken and the regulatory actions to be requested in any applications and filings related to the CTA Approval, the TC Approval and any other Governmental Authorizations, Consents, Orders and approvals contemplated by this Agreement other than the STB Approval and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, any Governmental Entity relating to the Transaction and of all other matters incidental thereto other than the STB Approval.

(c)          Parent, Merger Sub and the Company shall promptly furnish to each other all information required for any necessary application or other filing under any applicable Law, rule or regulation in connection with the Transaction.

(d)          Prior to the Closing, the parties to this Agreement will provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement, the Transaction, the STB Approval, the CTA Approval, the TC Approval and any other Governmental Authorizations, Consents, Orders and approvals, or any related declaration, filing, registration, notice, authorization, Consent or approval. Prior to the Closing, none of the parties to this Agreement shall agree to participate in any meeting with any Governmental Entity in respect of any filings, proceeding, investigation (including any settlement of the investigation), litigation or other inquiry made in connection with this Agreement or the Transaction unless it consults with the other parties in advance and, to the extent permitted by such Governmental Entity, gives the other parties the opportunity to attend and participate at such meeting; provided, however, that materials may be redacted (x) to remove references concerning the valuation of the business acquired hereunder, (y) as necessary to comply with contractual obligations, and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(e)          Prior to the Closing, Parent and Merger Sub, on the one hand, and the Company on the other, will provide each other with reasonable advance opportunity to review and comment upon, and will consider in good faith the views of the other party in connection with, all written communications with any Governmental Entity (including without limitation, any application, petition, motion filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to a Governmental Entity in connection with the STB Approval, the CTA Approval, the TC Approval and any other Governmental Authorizations, Consents, Orders and approvals), and will promptly provide the other party with copies of all written communications to or from any Governmental Entity relating to the same in connection with obtaining Government Authorization for the Transaction.

(f)           Neither Parent nor Merger Sub, on the one hand, nor the Company, on the other, shall consent to any voluntary delay of the Closing at the request of any Governmental Entity without the consent of the other.

(g)        Without limiting the foregoing, Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to avoid or eliminate each and every objection, impediment or concern asserted by any Governmental Entity in connection with obtaining the STB Approval, the CTA Approval, the TC Approval and any other Governmental Authorizations, Consents, Orders and approvals, so as to enable the Closing to occur as promptly as practicable, including:

(i)          entering into negotiations, providing information and making proposals;

(ii)         taking any and all reasonable steps necessary to vacate, modify or suspend any injunction or Order issued in a judicial or administrative proceeding brought under any Law by any Governmental Entity or any other Person that would make consummation of the Transaction at the Closing in accordance with the terms of this Agreement unlawful or that would prevent or delay such Closing prior to the Outside Date;

(iii)        taking promptly any and all other reasonable steps and  other actions and doing all other things reasonably necessary and proper to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity or any other party to the consummation of the Transaction in accordance with the terms of this Agreement;

(iv)        agreeing to conditions imposed by any Governmental Entity in connection with its approval or authorization of the Transaction (including the STB Approval, the CTA Approval and the TC Approval), including conditions requiring the grant of operating, haulage or competitive access rights to another rail carrier over the lines currently operated by CMQR US and CMQR Canada, and/or conditions imposing interchange requirements, operational restrictions or standards of service, or otherwise limiting any of Parent’s or its Affiliates’ (including, after the Effective Time, the Surviving Company and the Company Subsidiaries) freedom of action with respect to, or its ability to retain or freely operate, any of the assets, properties, licenses, rights, operations or businesses of Parent, any of Parent’s Affiliates, the Company or any of the Company Subsidiaries, in each case as may be required in order to obtain the STB Approval and any other Governmental Authorizations, Consents, Orders and approvals, or to avoid the entry of, or to effect the lifting or dissolution of, any Order  which would otherwise have the effect of preventing or delaying the Closing; provided, however, that neither Parent nor Merger Sub shall be required to agree to any condition (other than standard labor protective conditions imposed pursuant to 49 U.S.C. § 11326) imposed by any Governmental Entity in connection with its approval or authorization of the Transaction if such condition will have a Company Material Adverse Effect; provided further that the Company shall not be required to, and Parent and Merger Sub shall not, in connection with obtaining the STB Approval, the CTA Approval, the TC Approval and any other Governmental Authorizations, Consents, Orders and approvals hereunder, or in connection with otherwise complying with any provisions of this Agreement, agree or consent to, or offer to agree or consent to, (x) the taking of any action or the imposition of any terms, conditions, limitations or standards of service the effectiveness or consummation of which is not conditional upon the occurrence of the Closing, (y) the imposition of any terms, conditions or limitations on or with respect to any holder of Units or any of their Affiliates, any of their respective businesses or any of the benefits of the Transaction to any such Person or (z) any amendments or modifications to any of the terms of the Ancillary Agreements.

(h)          Parent, Merger Sub and the Company shall, to the extent permitted by applicable Law:  (i) give each other prompt notice of the making or commencement of any request, inquiry or Action by or before any Governmental Entity with respect to the Transaction of which Parent or Company (as applicable) becomes aware; (ii) keep each other informed as to the status of any such request, inquiry or Action; and (iii) promptly inform each other of any communication to or from any Governmental Entity regarding the Transaction.

(i)           Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any of the Company Subsidiaries prior to the Effective Time.  Prior to the Effective Time, the Company and each Company Subsidiary shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over their business operations.

(j)         Prior to the earlier of  (x) STB’s determination with respect to Parent’s request for authorization pursuant to 49 C.F.R. § 1013.3(a) for the use of a voting trust transaction under which all of the shares of capital stock of CMQR US shall be placed into an irrevocable voting trust as of the Effective Time pending receipt of final STB approval or exemption of the Transaction pursuant to 49 U.S.C. § 11323 and (y) December 30, 2019, no party to this Agreement, directly or indirectly through one or more of their respective Affiliates, shall take any action, including entering  into an agreement to acquire or make any investment in any corporation, partnership, limited liability company or other business organization or any division or assets thereof, that would reasonably be expected to cause a material delay in the satisfaction of the conditions contained in Article VIII.  If the STB declines to approve Parent’s request for authorization for the use of a voting trust transaction, no party to this Agreement, directly or indirectly through one or more of their respective Affiliates, shall take any action, including entering into an agreement to acquire or make any investment in any rail carrier whose lines connect with, or provide rail services in competition with, the rail lines of CMQR US or CMQR Canada prior to receipt of final STB approval or exemption of the Transaction pursuant to 49 U.S.C. § 11323 et seq.  Nothing in this Section 7.02 will apply to or restrict communications or other actions by the Company or the Company Subsidiaries with or with respect to Governmental Entities in connection with their business in the ordinary course of business.

SECTION 7.03. Notification. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the breach or failure to be true and correct of any representation or warranty made by it contained in this Agreement, which breach or failure to be true and correct would give rise to the failure of a condition in Section 8.02(a) or Section 8.03(a), as applicable, or (b) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. During the period prior to the Closing Date, the Company will notify Parent of (i) any Company Material Adverse Effect, (ii) any lawsuit, claim, proceeding or investigation that is threatened, brought, asserted or commenced against the Company or any Company Subsidiary which would have been listed in Section 4.07 of the Company Disclosure Letter if such lawsuit, claim, proceeding or investigation had arisen prior to the date hereof, (iii) any notice or other communication from any third Person alleging that the consent of such third Person is required in connection with the transactions contemplated by this Agreement, and (iv) any material default under any Material Contract or any event which, with notice or lapse of time or both, would, to Knowledge of the Company, become such a default on or prior to the Closing Date.

SECTION 7.04. Public Announcements. Prior to the Closing, the parties hereto shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transaction, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Order, court process or the rules and regulations of any national securities exchange or national securities quotation system. The parties hereto agree that the initial press release to be issued with respect to the Transaction following execution of this Agreement shall be in a form agreed to by the parties hereto (the “Announcement”). Notwithstanding the forgoing, this Section 7.04 shall not apply to any press release or other public statement made by any of the parties hereto (a) which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Company that has not been previously announced or made public in accordance with the terms of this Agreement or (b) is made in the ordinary course of business and does not relate specifically to the signing of this Agreement or the Transaction.

SECTION 7.05. Employee and Employee Benefit Matters.

(a)          For a period of one (1) year following the Effective Time (the “Continuation Period”), Parent shall provide, or cause its subsidiaries (including the Surviving Company and the Company Subsidiaries) to provide, to each Company Employee who is employed by the Company or any of the Company Subsidiaries as of the Effective Time (each, a “Continuing Employee”), (i) base salary or wages, variable pay and bonus or incentive compensation opportunities, excluding equity compensation, that are, in each case, no less favorable than and (ii) employee benefits that, in the aggregate, are substantially comparable to, in the case of each of clauses (i) and (ii), those provided to such Continuing Employees immediately prior to the Effective Time; provided, however, that for all purposes of this Section 7.05, Parent shall provide to any Continuing Employee who is represented for purposes of collective bargaining by any labor organization with the compensation, hours, work rules and other terms and conditions of employment as provided for in any applicable collective bargaining agreement or as required pursuant to applicable Law. With respect to such represented Continuing Employees, Parent shall, and shall cause its subsidiaries (including the Surviving Company and its subsidiaries) to, assume and honor all obligations under the applicable collective bargaining agreements in accordance with their terms as in effect immediately prior to the Effective Time, unless and until such agreements are terminated or modified in accordance with applicable Law.

(b)          Parent shall provide (i) each Continuing Employee in the United States whose employment is terminated during the Continuation Period by the Company, a Company Subsidiary, or the Parent or its Affiliates with severance payments, termination of employment entitlements and benefits that are no less favorable than the most favorable of (A) the severance payments and severance benefits or entitlements to notice of termination of employment to which such Continuing Employee is entitled pursuant to 49 U.S.C. § 11326 or other applicable Laws or (B) those provided to similarly situated employees of Parent and its Affiliates (excluding, after the Effective Time, the Surviving Company and its subsidiaries) under severance or notice of termination of employment plans, agreements or arrangements in effect at the time of such termination of employment and (ii) each Continuing Employee in Canada whose employment is terminated during the Continuation Period by the Company, a Company Subsidiary, or the Parent or its Affiliates with severance payments, termination of employment entitlements and benefits that are no less favorable than the most favorable of (A) those required by applicable Laws or (B) those provided to similarly situated employees of Parent and its Affiliates (excluding, after the Effective Time, the Surviving Company and its subsidiaries) under severance or notice of termination of employment plans, agreements or arrangements in effect at the time of such termination of employment; provided, however, that entitlement to such benefits or notice of termination of employment shall be subject to, as applicable, the terms and conditions of applicable Law, the terms of the applicable Benefit Plan, and the terms of the plans, arrangements, or agreements governing the provision of such benefits to similarly situated employees of Parent and its Affiliates and further provided that, except as required by applicable Laws or under an applicable collective bargaining agreement and except for any Continuing Employee who has received notice of termination of employment during the Continuation Period and had been required to work through all or part of that reasonable notice period during the Continuation Period, no Continuing Employee who, following termination of employment during the Continuation Period, continues to provide services to the Company, a Company Subsidiary, Parent, or an Affiliate, or who terminates employment with the Company, a Company Subsidiary, or the Parent or its Affiliates in connection with the termination of the Katahdin Transition Services Agreement, whether because such Continuing Employee accepts or refuses employment with Katahdin, shall be entitled to any severance benefits based on this Section 7.05(b).

(c)          Parent shall, and shall cause its subsidiaries (including, after the Effective Time, the Surviving Company and its subsidiaries) to, cause any plans, programs, agreements and arrangements established or maintained by Parent or any of its Affiliates (including, after the Effective Time, the Surviving Company and its subsidiaries) (including any vacation, paid time-off and severance plans) to recognize each Continuing Employee’s service with the Company or any of the Company Subsidiaries (as well as service with any predecessor of the Company or any of the Company Subsidiaries, to the extent service with such predecessor is recognized by the Company or such Company Subsidiary), for all purposes, including determining eligibility to participate, level of benefits, vesting, eligibility for a rate of benefit accrual, and eligibility for early retirement subsidies; provided, however, that such service need not be recognized (i) for purposes of benefit accruals, level of benefits or rate of benefit accrual under any defined benefit pension plan, or (ii) to the extent that such recognition would result in any duplication of benefits.

(d)          Parent shall, and shall cause its subsidiaries (including, after the Effective Time, the Surviving Company and its subsidiaries) to use commercially reasonable efforts to (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any Benefit Plan maintained by Parent or any of its subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Benefit Plan immediately prior to the Effective Time, and (ii) provide full credit for any co-payments, deductibles and similar expenses made or incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and his or her eligible dependents) will be eligible to participate from and after the Effective Time.

(e)           From and after the Effective Time, Parent shall, or shall cause its subsidiaries (including the Surviving Company and its subsidiaries) to, pay, no later than March 15, 2020, annual bonuses to the Continuing Employees with respect to the 2019 fiscal year of the Company and the Company Subsidiaries consistent with past practices of the Company and the Company Subsidiaries, as applicable, and the aggregate amount of such annual bonuses shall be at least equal to the aggregate amount of annual bonuses paid by the Company and the Company Subsidiaries with respect to the 2018 fiscal year.

(f)          Parent and its subsidiaries (including the Surviving Company and its subsidiaries) shall be solely responsible for all Liabilities or obligations under the WARN Act or other applicable Laws regarding plant closings or layoffs (or similar triggering event) as they relate to the Transaction that result from or are triggered by the Effective Time or from Parent’s or its subsidiaries’ actions or omissions on or after the Effective Time, regardless of whether the employment losses (as defined in the WARN Act or other applicable Laws) aggregated to trigger such obligations occur prior to, on, or after the Effective Time.

(g)          No provision of this Agreement shall create any right in any employee to continued employment by the Company, any Company Subsidiary or Parent or any of its subsidiaries, or preclude the ability of the Company, any Company Subsidiary or Parent or any of its subsidiaries to terminate the employment of any employee for any reason, except as otherwise provided by applicable Law. This Section 7.05 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 7.05, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.05 or is intended to be, shall constitute or be construed as an amendment to or modification of any collective bargaining agreement, employee benefit plan, program, arrangement or policy of the Company, any Company Subsidiary or Parent or any of its subsidiaries. No Company Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement pursuant to this Section 7.05, and this Section 7.05 shall not create such rights in any such Person.

SECTION 7.06. Indemnification and Insurance.

(a)          From and after the Effective Time, the Surviving Company and each Company Subsidiary shall, to the fullest extent permissible by applicable Law, (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or any Company Subsidiary (each, an “Indemnitee” and, collectively, the “Indemnitees”) against all expenses, liabilities and losses (including attorney fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such Indemnitee (or one or more of such Indemnitee’s Affiliates other than a member of the Company) by reason of the fact that such Indemnitee was a director or is or was serving as a representative, officer, principal, employee or agent of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a representative, officer, director, manager, principal, member, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise; provided, however, that no Indemnitee shall be indemnified for any expenses, liabilities and losses suffered that are attributable to such Indemnitees fraud, gross negligence, willful misconduct or knowing violation of Law or for any present or future breaches of any representations, warranties or covenants by such Indemnitee contained in the Company Agreement or in any other agreement with the Company. Expenses, including reasonable attorneys’ fees, incurred by any such Indemnitee in defending such a proceeding shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified by the Company hereunder. Without limiting the foregoing, Parent, from and after the Effective Time, shall cause, unless otherwise required by Law (A) the limited liability company agreement of the Surviving Company to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company Charter and the Company Agreement and (B) shall preserve similar exculpation and indemnification obligations currently existing in the Organizational Documents of the Company Subsidiaries, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.

(b)          For the six-year period commencing immediately after the Effective Time, the Surviving Company shall maintain in effect the Company’s and the Company Subsidiaries’ current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by the Company’s and the Company Subsidiaries’ directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date of this Agreement (or the Surviving Company may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy), provided, however, that in no event will the Surviving Company be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 250% of the annual premiums currently paid by the Company and the Company Subsidiaries for such insurance. The Company and the Company Subsidiaries shall have the right (subject to the consent of Parent, not to be unreasonably withheld) prior to the Effective Time to purchase a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and any Company Subsidiary with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transaction. If such prepaid “tail policy” has been obtained by the Company or any Company Subsidiary, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 7.06(b) and the Surviving Company shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(c)           The provisions of this Section 7.06 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee and his or her heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter, the Company Agreement, or any Organizational Document of any Company Subsidiary, by contract or otherwise. The obligations of Parent and the Surviving Company under this Section 7.06 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 7.06 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 7.06 applies shall be third party beneficiaries of this Section 7.06).

(d)          In the event that (i) Parent, the Surviving Company or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Parent or any of its successors or assigns dissolves the Surviving Company, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume all of the obligations thereof set forth in this Section 7.06.

(e)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of the Company Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 7.06 is not prior to or in substitution for any such claims under such policies.

(f)           Parent and the Surviving Company’s obligations under this Section 7.06 shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that if any Claim (whether arising before, at or after the Effective Time) is brought against an Indemnitee on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 7.06 shall continue in effect until the full and final resolution of such Claim.

SECTION 7.07. Repayment of Indebtedness. The Company shall, prior to the Closing Date, deliver to Parent (a) a copy of a customary payoff letter (the “Existing Credit Agreement Payoff Letter”), specifying the aggregate amount required to be paid with respect to the Existing Credit Agreement (together with such other Lien release documentation that may be reasonably required in connection therewith) and (b) a copy of a customary payoff letter (the “Existing Equipment Loan Payoff Letter”), specifying the aggregate amount required to be paid with respect to the Existing Equipment Loan Agreement (together with such other Lien release documentation that may be reasonably required in connection therewith).

SECTION 7.08. Fees and Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred by the parties hereto in connection with the Transaction shall be borne solely and entirely by the party that has incurred such expenses.

SECTION 7.09. Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, all stock transfer, real estate transfer, sales, use, documentary, stamp, recording and other similar Taxes incurred in connection with the Transaction (“Transfer Taxes”) shall be borne by Parent. Parent and the Company shall reasonably cooperate to prepare and timely file any Tax Returns relating to Transfer Taxes, and Parent shall timely pay all Transfer Taxes.

SECTION 7.10. Tax Certificates and Member Releases. The Company will use its commercially reasonable efforts to deliver, or cause to be delivered, to Parent at the Closing (a) the applicable certificates of non-foreign status  pursuant to Treasury Regulation Section 1.1445-2(b)(2) and Section 1446(f) of the Code (“Tax Certificates”), duly completed and executed and dated as of the Closing Date with respect to each holder of Units (other than FTAI) as of immediately prior to the Effective Time and (b) a Member Release Agreement duly executed and dated as of the Closing Date with respect to each holder of Units (other than FTAI) as of immediately prior to the Effective Time. From and after Closing until the third anniversary of the Closing Date, with respect to each holder of Units (other than FTAI) that does not execute and delivery a Tax Certificate or a Member Release Agreement, the Seller Representative shall indemnify and hold harmless Parent and the Surviving Company from and against any Losses arising out of, or in connection with, the failure of such holder of Units to execute and deliver a Tax Certificate or a Member Release Agreement.  The maximum amount of indemnification provided by the Seller Representative with respect to each holder of Units pursuant to this Section 7.10 shall be an amount equal to 50% of the aggregate consideration received by such holder of Units pursuant to Section 3.04.

SECTION 7.11. Tax Returns.

(a)          Seller Representative shall prepare or cause to be prepared all Tax Returns for the Company or any Company Subsidiary (including partnership or other information Tax Return that reports income or other information to the beneficial owners of the Company) for any taxable year or period that ends on or before the Closing Date. All such Tax Returns shall be prepared in a manner consistent with past practice unless, and to the extent, otherwise required by applicable Law. The Company and the Company Subsidiaries shall provide reasonable access and assistance to Seller Representative for the purpose of preparing such Tax Returns.  Subject to Section 7.14, Parent shall pay any Tax due as a result of such Tax Returns (other than Taxes of the equity owners of the Company attributable to the reporting of income attributable to the Company’s status as a partnership for income tax purposes).  To the extent permitted by Law, Seller Representative shall submit each such Tax Return to Parent (together with schedules, statements and, to the extent requested by the Seller Representative, supporting documentation) at least thirty (30) days prior to the due date (including extensions) of such Tax Return. If so submitted Seller Representative shall consider such comments in good faith.

(b)          Parent shall prepare or cause to be prepared all income Tax Returns for the Company or any Company Subsidiary for any taxable year or period that includes but does not end on the Closing Date.  All such Tax Returns shall be prepared in a manner consistent with past practice unless, and to the extent, otherwise required by applicable Law.  The Company and the Company Subsidiaries shall provide reasonable access and assistance to Parent  for the purpose of preparing such Tax Returns.  To the extent the Seller Representative would have liability under Section 7.14 with respect to such Tax Return, Parent shall submit each such Tax Return to the Seller Representative (together with schedules, statements and, to the extent requested by the Seller Representative, supporting documentation) at least thirty (30) days prior to the due date (including extensions) of such Tax Return.  Parent shall reflect any comments by the Seller Representative on such Tax Returns unless such comment would have a material adverse impact on Parent or if such comment were objectively unreasonable.

(c)         If the Seller Representative objects in good faith to the inclusion of any of Parent’s comments to a Tax Return prepared by the Seller Representative in accordance with Section 7.11(a) or Parent objects in good faith to the inclusion of any of the Seller Representative’s comments to a Tax Return prepared by Parent in accordance with Section 7.11(b), Parent and the Seller Representative shall negotiate in good faith and use their reasonable best efforts to resolve such items. In the event of any disagreement that cannot be resolved between Parent and the Seller Representative, such disagreement shall be resolved by the Arbiter in accordance with the principles of Section 3.06(b).

SECTION 7.12. Acquisition Proposals. Neither the Company nor any Company Subsidiary will, and neither the Company nor any Company Subsidiary will authorize or permit any officer, director or employee of the Company or any Company Subsidiary or any Affiliate of the Company or any Company Subsidiary or authorize any investment banker, attorney, accountant or other representative retained by the Company or any Company Subsidiary or any Affiliate of the Company or any Company Subsidiary to, directly or indirectly, solicit or encourage, or furnish information with respect to the Company or any Company Subsidiary, or engage in any discussions with any Person in connection with, any proposal for the acquisition of any portion of the capital stock or assets or properties of the Company or any Company Subsidiary, other than as contemplated by this Agreement or permitted pursuant to Section 6.01. The Company and each Company Subsidiary will promptly cease or cause to be terminated any existing activities or discussions with any Person (other than Parent, Merger Sub or their Affiliates) with respect to any of the foregoing and will promptly request the return of any confidential information provided to any Person in connection with a prospective acquisition of the capital stock, assets or properties of the Company or any Company Subsidiary, other than as contemplated by this Agreement or permitted pursuant to Section 6.01.

SECTION 7.13. R&W Insurance Policy. Prior to Closing, Parent shall obtain and bind the R&W Insurance Policy in the form attached as Exhibit G hereto. Parent shall be responsible for any retention amount in the R&W Insurance Policy and shall also be responsible for the costs and expenses associated with the R&W Insurance Policy, including any premiums, underwriting fees and issuer due diligence expenses. Parent shall not agree to any amendment, modification or waiver to or of the R&W Insurance Policy after the date hereof that would adversely affect the Company’s or its related parties’ exposure to any subrogation claims with respect to the R&W Insurance Policy.

SECTION 7.14. Pre-Closing Taxes.  The Seller Representative shall promptly reimburse the Surviving Company for all actual out-of-pocket federal, state and local income Taxes of CMQR US or CMQR Canada but only to the extent such income Taxes are (a) properly allocable to any taxable year that ends on or before the Closing Date or, in the case of any taxable year that includes but does not end on the Closing Date, the portion of such taxable year that ends on the Closing Date (including any out-of-pocket federal, state and local income Taxes incurred in connection with the Pre-Closing Reorganization), (b) shown as due on the initial Tax Returns agreed to by the parties and otherwise filed in the manner consistent with Section 7.11, (c) not otherwise included in Final Working Capital, and (d) are not reimbursed under the R&W Insurance Policy.   The Seller Representative shall not be responsible for any Taxes attributable to the filing of an amended Tax Return or  resulting from an audit.  Any such reimbursements shall constitute an adjustment to the Purchase Price.  In calculating actual out-of-pocket Taxes, the parties shall assume that (x) all tax elections, tax accounting policies and methods of tax accounting remain consistent with prior years,  (y) any net operating losses shall be first used to reduce Taxes payable on account of the Pre-Closing Reorganization before being applied against other income or gain of the Surviving Company, and (z) in the case of any taxable year that includes but does not end on the Closing Date, the determination of the income Taxes attributable to the portion of the taxable year ending on and including the Closing Date shall be determined by assuming that the taxable year consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date and items of income, gain, deduction, loss or credit shall be allocated between such two taxable years or periods on a “closing of the books basis”, provided, however, that exemptions, allowances or deductions that are calculated on an annual basis, such as depreciation deductions, shall be apportioned between such two taxable years or periods on a daily basis.  The Surviving Company shall provide the Seller Representative written notice of a request for reimbursement under this Section 7.14 within 10 days of filing a Tax Return for which reimbursement is requested and otherwise provide the Seller Representative with information.

SECTION 7.15. Certain Events. In the event of a Casualty Loss with reasonably anticipated Costs of Repair (net of any insurance proceeds that the Company may be entitled to receive) in excess of Ten Million Dollars (US $10,000,000) that is not otherwise a Company Material Adverse Effect (a “Material Casualty Loss”), the Seller Representative may elect, by delivering written notice to Parent on or prior to Closing, to either (a) agree to indemnify the Company in an amount equal to the Costs of Repair incurred by the Company with respect to such Material Casualty Loss (net of any insurance proceeds actually received by the Company) that exceed Ten Million Dollars (US $10,000,000), in which event Parent and Merger Sub shall be required to proceed to Closing or (b) terminate this Agreement by delivering written notice to Parent.  If following the occurrence of a Material Casualty Loss the Company fails to make an election pursuant to this Section 7.15 on or prior to Closing, the Seller Representative shall be deemed to have made an election described in clause (a) immediately above.  If the Seller Representative makes (or is deemed to have made) an election described in clause (a) immediately above, from and after Closing, the Parent shall, and shall cause its subsidiaries (including the Surviving Company) to, use their respective reasonable best efforts to collect any and all amounts recoverable under any insurance policy of the Surviving Company or any of its subsidiaries with respect to such Casualty Loss.

SECTION 7.16. Section 280G Approval.  Prior to the Closing Date, the Company shall use reasonable best efforts to obtain valid waivers (collectively, the “Parachute Payment Waivers”) from each holder of Units who is a “disqualified individual” (within the meaning of Section 280G of the Code) and who is entitled to any payments and/or benefits that, separately or in the aggregate, would constitute “parachute payments,” within the meaning of Section 280G(b)(2) of the Code (“Waived 280G Benefits”), and shall submit to its shareholders for approval to the extent and in a manner intended to be consistent with Section 280G(b)(5)(B) of the Code all or a portion of such payments and/or benefits.  The form of the disqualified individuals waivers shall be subject to reasonable review and approval (which will not be unreasonably delayed, conditioned or withheld) by Parent.  Not less than three (3) days prior to distribution of any materials to shareholders or “disqualified individuals” (within the meaning of Code Section 280G) in connection with the Parachute Payment Waivers and vote described in this Section 7.16, the Company shall provide Parent for its reasonable review and approval (which will not be unreasonably delayed, conditioned or withheld) a copy of all such materials and a copy of its Code Section 280G calculations.  Any of the Waived 280G Benefits which fail to be approved by the shareholders of the Company as contemplated above shall not be made or provided.  Prior to the Closing Date, the Company shall deliver to the Parent evidence that a vote of the Company’s shareholders was solicited in accordance with the foregoing provisions of this Section 7.16 and that either (a) the requisite number of shareholder votes was obtained with respect to the Waived 280G Benefits (the “280G Approval”) or (b) that the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits have not been and shall not be made or provided.

SECTION 7.17. Derby Facility License and Katahdin Transition Services Agreement.

(a)          From and after the date hereof, Parent and the Company shall negotiate in good faith to finalize the terms and conditions of the Derby Facility License and the Katahdin Transition Services Agreement on or before December 20, 2019.  In the event Parent and the Company are unable to come to agreement on the final terms and conditions of the Derby Facility License and the Katahdin Transition Services Agreement on or before December 20, 2019, either Parent or the Company may, by delivering written notice to the other prior to the Closing, cease negotiation of the Derby Facility License and the Katahdin Transition Services Agreement and, as a result thereof, clause (b) of the definition of Pre-Closing Reorganization shall no longer apply and Katahdin shall remain a subsidiary of CMQR US at and after the Closing and the Purchase Price shall be increased by $4,500,000 as described in the definition of Purchase Price.

(b)          If either Parent or the Company delivers a written notice to the other pursuant to Section 7.17, the Company shall have the unilateral right to supplement or otherwise amend or modify the Company Disclosure Letter to take into account that Katahdin shall be deemed to be a Company Subsidiary for purposes of this Agreement in accordance with the definition of Company Subsidiary by delivering such supplement or other amendment or modification to Parent on or before December 23, 2019.  For all purposes of this Agreement, including for purposes of determining whether the condition in Section 8.02(a) has been satisfied, the Company Disclosure Letter shall be deemed to include, as of the date hereof, any matter disclosed in any such supplement or other amendment or modification to the Company Disclosure Letter except for any fact, change, event, circumstance, occurrence, effect or development disclosed in any such supplement or other amendment or modification to the Company Disclosure Letter that has or is reasonably likely to have a Company Material Adverse Effect.

ARTICLE VIII.

Conditions to Closing

SECTION 8.01. Conditions to Each Party’s Obligations to Effect the Closing. The respective obligations of each party to consummate the Transaction and effect the Merger are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver) on or prior to the Closing Date of the following conditions:

(a)          No Injunctions or Restraints. No Order, decree or ruling issued by any Governmental Entity of competent jurisdiction or other Law is in effect and has the effect of making the Transaction illegal or otherwise prohibiting consummation the Transaction.  No Action instituted prior to the Closing by any Governmental Entity attempting to prevent or make illegal the consummation of the Transactions shall be pending.

(b)          STB. The STB Approval shall have been obtained.

SECTION 8.02. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Transaction and effect the Merger are further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Parent) on or prior to the Closing Date of the following conditions:

(a)        Representations and Warranties of the Company.   The representations and warranties of the Company set forth in Sections 4.01(a), 4.02, and 4.09 shall be true and correct in all respects as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).  Except for the representations and warranties of the Company set forth in Sections 4.01(a), 4.02, and 4.09, the representations and warranties of the Company contained Article IV shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)        Ancillary Agreements. The Company and the Seller Representative shall have delivered or shall deliver concurrently with the Closing to Parent copies of each of the Ancillary Agreements to which the Company or the Seller Representative is a party, as applicable, duly executed by an authorized officer of the Company or the Seller Representative, as applicable.

SECTION 8.03. Conditions to Obligations of the Company. The obligations of the Company to consummate the Transaction and effect the Merger are further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the Company) on or prior to the Closing Date of the following conditions:

(a)         Representations and Warranties of Parent and Merger Sub. The representations and warranties of Parent and the Merger Sub contained Article V shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Parent Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)         Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)          Ancillary Agreements. Parent and Merger Sub shall have delivered or shall deliver concurrently with the Closing to the Seller Representative copies of each of the Ancillary Agreements to which Parent or Merger Sub is a party, as applicable, duly executed by an authorized officer of Parent or Merger Sub, as applicable.

ARTICLE IX.

Termination, Amendment and Waiver

SECTION 9.01. Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a)           by mutual written consent of the Company, Parent and Merger Sub;

(b)           by either the Company or Parent, by written notice to the other:

(i)          if the Merger shall not have been consummated by December 31, 2019 (the “Outside Date”) so long as, on the Outside Date and the date of such notice, the terminating party has not failed to fulfill any obligation under this Agreement which failure has been the cause of, or resulted in, the failure of the Merger to be consummated; provided, however, that if the condition to the Closing set forth in Section 8.01(b)has not been fulfilled but all other conditions to the Closing have been fulfilled or are capable of being fulfilled, the Company or Parent may extend the Outside Date until July 15, 2020 by delivering written notice to the other Person prior to December 30, 2019; or

(ii)         if any Governmental Entity of competent jurisdiction has issued an Order or takes any other Action permanently enjoining, restraining or otherwise prohibiting the Transaction and such Order or other Action shall have become final and nonappealable;

(c)          by Parent, if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 8.02(a) or Section 8.02(b) and (ii) is incapable of being cured or is not cured prior to the Outside Date, or if capable of being cured by the Outside Date, the Company shall not have commenced good faith efforts to cure the breach or failure to perform within ten (10) business days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 9.01(c) and the basis for such termination and thereafter be continuing such good faith efforts; provided however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(c) if Parent is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(d)          by the Company, if Parent or Merger Sub shall have breached any of their respective representations or warranties or failed to perform any of their respective covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 8.03(a) or Section 8.03(b) and (ii) is incapable of being cured or is not cured prior to the Outside Date, or if capable of being cured by the Outside Date, Parent or Merger Sub, as applicable, shall not have commenced good faith efforts to cure the breach or failure to perform within ten (10) Business Days following receipt by Parent or Merger Sub, as applicable, of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 9.01(d) and the basis for such termination and thereafter be continuing such good faith efforts; provided however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(e)          by the Seller Representative pursuant to Section 7.15(b).

SECTION 9.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party, other than (i) the last sentence of Section 7.01(a), Section 7.01(b), Section 7.08, this Section 9.02 and Article X and the Confidentiality Agreement, all of which shall survive such termination, and (ii) to the extent that such termination results from a knowing and intentional breach by a party of any representation, warranty, covenant or agreement set forth in this Agreement. Nothing in this Section 9.02 shall be deemed to release any party from any liability for any knowing or intentional breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

SECTION 9.03. Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of the all parties hereto; provided however, that, following the receipt of the Company Member Approval, there shall be no amendment that by Law requires further approval by the members of the Company without the further approval of such members.

SECTION 9.04. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that, following the receipt of the Company Member Approval, there shall be no extension or waiver that by Law requires further approval by the members of the Company without the further approval of such members. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 9.05. Survival. None of (a) the representations and warranties contained in this Agreement or any Ancillary Agreement and (b) the covenants and agreements contained in this Agreement or any Ancillary Agreement that only require performance prior to the Effective Time shall survive the Effective Time, at which time such representations, warranties, covenants and agreements shall terminate and thereafter be of no force and effect, and, except as a result of Acquired Company Fraud, Parent’s and the Surviving Company’s sole recourse with respect to any breach of such representations, warranties, covenants and agreements shall be under the R&W Insurance Policy (with respect to which, for the avoidance of doubt, the survival periods and all other terms contained therein shall control). This Section 9.05 shall not limit any covenant or agreement contained in this Agreement or any Ancillary Agreement that contemplates performance in whole after the Effective Time or to the extent in part after the Effective Time.

ARTICLE X.

General Provisions

SECTION 10.01. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered by hand, sent by email or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or email, or if mailed, three (3) calendar days after mailing (or one Business Day in the case of express mail or overnight courier service), as follows (or at such other address for a party as shall be specified by like notice):

(a)           if to Parent or Merger Sub, to:

Soo Line Corporation
c/o Canadian Pacific Railway Company
Building 1
7550 Ogden Dale Road SE
Calgary, Alberta T2C 4X9
Attention:	James Clements
Email:	James_Clements@cpr.ca

with a copy to:

Stinson LLP
50 South Sixth Street, Suite 2600
Minneapolis, MN 55402
Attention:	Stephen M. Quinlivan
Email:	stephen.quinlivan@stinson.com

(b)          if to the Company, to:

Railroad Acquisition Holdings LLC
c/o Fortress Investment Group LLC
1345 Avenue of the Americas, 45th Floor
New York, NY 10105
Attention:	Kenneth J. Nicholson
Henry Blackford
Email:	knicholson@fortress.com
hblackford@fortress.com

with a copy to:

Sidley Austin LLP
1501 K Street, N.W.
Washington, D.C. 20005
Attention:	Terence M. Hynes
Email:	thynes@sidley.com

SECTION 10.02. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transaction is fulfilled to the extent possible.

SECTION 10.03. Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by facsimile or electronic transmission), all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 10.04. Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with the Confidentiality Agreement and the Ancillary Agreements, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Transaction and (b) except for Section 7.06 and Section 10.10, is not intended to confer any rights or remedies upon any Person other than the parties.

SECTION 10.05. Governing Law. This Agreement, and all matters, claims or causes of action (whether in contract or tort) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern this Agreement under applicable principles of conflicts of laws thereof.

SECTION 10.06. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 10.07. Enforcement; Jurisdiction; Consent to Service of Process.

(a)          The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), without proof of damages or otherwise, this being in addition to any other remedy to which such parties are entitled at law or in equity. The right of specific enforcement is an integral part of the Transaction contemplated by this Agreement and without that right, none of the Company, Parent or Merger Sub would have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.07 shall not be required to provide any bond or other security in connection with any such order or injunction, and the party opposing such injunction or injunctions hereby agrees that it shall not contest the amount or absence of any such bond or other security requested or offered by the party seeking such injunction or injunctions.

(b)          Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in the event any dispute arises out of this Agreement or the Transaction, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Action relating to this Agreement or the Transaction in any court other than the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (iv) waives any right to trial by jury with respect to any Action related to or arising out of this Agreement or the Transaction, (v) waives the defense of an inconvenient forum to the maintenance of any Action related to or arising out of this Agreement or the Transaction and (vi) consents to service of process being made through the notice procedures set forth in Section 10.01. The parties hereto agree that a final judgment in any such Action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

SECTION 10.08. Affiliate Liability. Except in the case of Acquired Company Fraud, no Company Affiliate shall have any personal liability or personal obligation to Parent, Merger Sub, the Surviving Company or any Company Subsidiary of any nature whatsoever in connection with or under this Agreement, and each of Parent and Merger Sub hereby waives and releases all claims of any such liability and obligation; provided, however, that the foregoing waiver and release shall not apply to claims and obligations for liability arising under the reimbursement obligations under Section 7.06.

SECTION 10.09. Seller Representative.

(a)          As of the date hereof, the Seller Representative is hereby constituted, appointed and empowered to act, with full power of substitution, as a representative by and for the benefit of holders of Units, as the exclusive agent and attorney-in-fact to act on behalf of each holder of Units in connection with, and to facilitate the consummation of, the Transaction. The power and authority of the Seller Representative shall include the power and authority: (i) to consummate the Transaction on behalf of the holders of Units, (ii) to receive, give receipt of and disburse any funds received hereunder on behalf of or to each holder of Units, (iii) to hold back from disbursement to all of the holders of Units collectively any such funds to the extent it reasonably determines may be necessary or required under the terms and conditions of this Agreement or applicable Law or may be required for future expenses or obligations, (iv) to execute and deliver on behalf of each holder of Units all documents contemplated herein, any amendment or waiver hereto, and any consents, in each case, with such modifications or changes as to which the Seller Representative, in its sole discretion, determines is desirable, (v) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Seller Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to consummate the Transaction, (vi) to enforce and protect the rights and interests of the holders of Units and to enforce and protect the rights and interest of the Seller Representative arising out of or under or in any manner relating to this Agreement and the Ancillary Agreements, (vii) to refrain from enforcing any right of the holders of Units or any of them or the Seller Representative arising out of or under or in any manner relating to this Agreement and the Ancillary Agreements; provided, however, that no such failure to act on the part of the Seller Representative, except as otherwise provided in this Agreement or in the Ancillary Agreements, shall be deemed a waiver of any such right or interest by the Seller Representative or by such holders of Units unless such waiver is in writing signed by the waiving party or by the Seller Representative, (viii) to negotiate, settle, compromise and otherwise handle all disputes with Parent, Merger Sub, or any of their respective Representatives under this Agreement, including disputes regarding any adjustment pursuant to Section 3.06, (ix) to give and receive notices on behalf of the holders of Units and to provide notice and instructions to the Escrow Agent and to authorize disbursement of funds from the Escrow Account in accordance with this Agreement and the Escrow Agreement, and (x) to do each and every act and exercise any and all rights which the holders of Units are permitted or required to do or exercise under this Agreement; provided, however, that the Seller Representative shall have no obligation to act on behalf of the holders of Units. The holders of Units, by accepting the consideration payable to them hereunder, irrevocably grant unto the Seller Representative as said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or required to be done in connection with the Transaction as fully to all intents and purposes as the holders of Units might or could do in person and acknowledge and agree to the terms and provisions of this Section 10.09. Such agency and proxy are coupled with an interest, and are therefore irrevocable without the consent of the Seller Representative, and survive the death, incompetency, bankruptcy or liquidation of any holder of Units and the consummation of the Transaction. All actions, decisions and instructions of the Seller Representative taken, made or given pursuant to the authority granted to the Seller Representative pursuant to this Section 10.09 shall be conclusive and binding upon each holder of Units, and no such holder shall have the right to object to, dissent from, protest or otherwise contest the same. The terms and conditions of this Agreement are hereby made, and are hereby acknowledged to be, dependent on the determinations and actions that are contemplated or permitted to be made by the Seller Representative pursuant to this Section 10.09, and the rights of all holders of Units shall be qualified by and dependent upon such determinations and actions, irrespective of whether the Seller Representative is acting as an agent or power of attorney of such holder of Units.

(b)          All decisions, actions, consents and instructions of the Seller Representative authorized to be made, taken or given pursuant to Section 10.09(a) shall be final and binding upon all the holders of Units, and no such Person shall have any right to object, dissent, protest or otherwise contest the same. Neither the Seller Representative nor any agent employed by the Seller Representative shall incur any liability to any holder of Units relating to the performance of its duties as authorized hereunder except for actions or omissions constituting willful misconduct or gross negligence of the Seller Representative in connection therewith. The Seller Representative shall not have by reason of this Agreement a fiduciary relationship or other special relationship with any holder of Units, except in respect of amounts actually received on behalf of such Person. The relationship created between the Seller Representative and any holder of Units shall not be construed as a joint venture or any form of partnership for purposes of U.S. federal or state law, including federal or state Tax purposes. The Seller Representative shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement.

(c)          The holders of Units agree, severally (and not jointly and severally) based on their pro rata share of the consideration received hereunder, to indemnify the Seller Representative for, and to hold the Seller Representative harmless against, any Loss incurred on the part of the Seller Representative, arising out of or in connection with the Seller Representative’s carrying out its duties under this Agreement, including (x) amounts paid by the Seller Representative pursuant to Section 3.06(d)(ii)(B)(2), Section 7.11 or Section 7.14 and (y) costs and expenses of successfully defending the Seller Representative against any claim of liability with respect thereto, other than Losses resulting from the Seller Representative’s willful misconduct or gross negligence. The Seller Representative may consult with counsel of its own choice and will have full and complete authorization and protection for any action taken and suffered by it in good faith and in accordance with the opinion of such counsel.

(d)          Each of Parent, Merger Sub and the Company acknowledges that the Seller Representative is a party to this Agreement solely for purposes of serving as the “Seller Representative” hereunder and no claim shall be brought by or on behalf of Parent, Merger Sub the Company, any Company Subsidiary or, after the Effective Time, the Surviving Company, against the Seller Representative with respect to this Agreement or the Transaction or any certificate, opinion, instrument or other document delivered hereunder except with respect to matters where performance by the Seller Representative is expressly provided for herein (with it being understood that any covenant or agreement of or by the “parties” or “each of the parties” shall not be deemed to require performance by, or be an agreement of, the Seller Representative unless performance by the Seller Representative is expressly provided for in such covenant or the Seller Representative expressly so agrees in writing).

(e)          The Seller Representative shall be entitled to be reimbursed by the holders of Units proportionately in accordance with each such Person’s pro rata share of the consideration received hereunder for any fees and expenses incurred by the Seller Representative carrying out its duties under this Agreement, and the Seller Representative shall be entitled to deduct such amounts from the consideration payable to the holders of Units hereunder.

SECTION 10.10. Legal Representation. Parent, Merger Sub and the Company acknowledge and agree that each Law Firm has represented the Company and the Company Subsidiaries in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Transaction, and that the holders of Units, their Affiliates and their respective Representatives, including the Seller Representative (the “Seller Group Members”), have a reasonable expectation that each Law Firm will represent them in connection with any claim involving any Seller Group Member, on the one hand, and Parent, Merger Sub, the Company, any Company Subsidiary or any of their respective Affiliates and Representatives (the “Parent Group Members”), on the other hand, arising under this Agreement, any Ancillary Agreement or the Transaction after the Effective Time. Each of the Company, Parent, and Merger Sub hereby, on behalf of themselves and the Company Subsidiaries and the other Parent Group Members, irrevocably: (a) acknowledge and agree that any attorney-client privilege arising from communications prior to the Effective Time between the Company or any Company Subsidiary (including any one or more officers, directors, employees or shareholders of the Company or any Company Subsidiary), on the one hand, and any Law Firm, on the other hand, related to the negotiation, preparation, execution, delivery and performance of this Agreement shall be excluded from the property, rights, privileges, powers, franchises and other interests that are possessed by or vested in the Company or any Company Subsidiary after the Effective Time, that such attorney-client privilege shall be deemed property of, and controlled solely by, the Seller Representative for the benefit and on behalf of the Seller Group Members, and that no Parent Group Member shall have any right to waive any such attorney-client privilege at any time after the Effective Time; (b) acknowledge and agree that the Seller Group Members shall have the right to retain, or cause each Law Firm to retain, any such documentation or information in the possession of such Law Firm or such Seller Group Members at the Effective Time; (c) agree not to access or retain any documentation or information subject to such attorney-client privilege or work product of any Law Firm; (d) disclaim the right to assert a waiver by any Seller Group Member with regard to the attorney-client privilege or work product solely due to the fact that such documentation or information is physically in the possession of the Surviving Company or the Company Subsidiaries after the Effective Time; (e) consent to each Law Firm’s representation after the Effective Time of any Seller Group Member in any claim that may relate to a Parent Group Member or the Transactions and consent to and waive any conflict of interest arising therefrom without the need for any future waiver or consent; (f) consent to the disclosure by each Law Firm to any Seller Group Member of any documentation or information obtained by such Law Firm during the course of its representation of the Company or any Company Subsidiary or any of their respective Affiliates prior to the Effective Time, whether related to this Agreement, any Ancillary Agreement, the Transaction or otherwise, whether or not such disclosure is made prior to or after the Effective Time and whether or not the documentation or information disclosed is subject to any attorney-client privilege or confidentiality obligation to the Company, any Affiliate of the Company or any other Person; and (g) covenant that it shall not assert any claim against any Law Firm in respect of legal services provided to the Company or any Company Subsidiary related to this Agreement, the Ancillary Agreements or the Transactions. To the extent that files of any Law Firm related to the negotiation, preparation, execution, delivery and performance of this Agreement in respect of its engagement by the Seller Group Members constitute property of the Surviving Company or its Subsidiaries, only the Seller Group Members shall hold such property rights. In the event that any claim arises after the Effective Time between any Parent Group Member and a Person other than a Seller Group Member, such Parent Group Member shall not disclose any documentation or information that is subject to an attorney-client privilege referenced in this Section 10.10 without the prior written consent of the Seller Representative; provided, however, that if such Parent Group Member is required by judicial order or other legal process to make such disclosure, such Parent Group Member shall promptly notify the Seller Representative in writing of such requirement (without making disclosure) and shall provide the Seller Representative with such cooperation and assistance as shall be necessary to enable the Seller Representative to prevent disclosure by reason of such attorney-client privilege. This Section 10.10 is for the benefit of the Seller Group Members and each Law Firm and such Persons are intended third-party beneficiaries of this Section 10.10. This Section 10.10 may not be amended, waived, revoked or modified without the prior written consent of each Law Firm.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the Seller Representative have duly executed this Agreement, all as of the date first written above.

SOO LINE CORPORATION

by	/s/ James Clements
Name: James Clements
Title: SVP Strategic Planning & Technology

BLACK BEAR ACQUISITION LLC

by	/s/ James Clements
Name: James Clements
Title: SVP Corporate

[Agreement and Plan of Merger]

RAILROAD ACQUISITION HOLDINGS LLC

By	/s/ Ryan C. Ratledge
Name: Ryan C. Ratledge
Title: CEO, CFO & President

[Agreement and Plan of Merger]

Solely in its capacity as the Seller Representative:

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

By: Fortress Worldwide Transportation and Infrastructure Master GP LLC, its partner

by	/s/ Demetrios Tserpelis
Name: Demetrios Tserpelis
Title: Authorized Signatory

[Agreement and Plan of Merger]